ASANKO GOLD INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2017

DATED AS OF MARCH 15, 2018

SUITE 680 – 1066 WEST HASTINGS STREET
VANCOUVER, BRITISH COLUMBIA
V6E 3X2

PRELIMINARY NOTES

In this Annual Information Form (the “AIF”):

(i)	references to “we”, “us”, “our”, the “Company” or “Asanko” mean Asanko Gold Inc. and its subsidiaries, unless the context requires otherwise;

(ii)	we use the United States dollar as our reporting currency and, unless otherwise specified, all dollar amounts are expressed in United States dollars and any references to “$” mean United States dollars and any references to “C$” mean Canadian dollars;

(iii)	our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board; and

(iv)	production results are in metric units, unless otherwise indicated.

All information in this AIF is at December 31, 2017, unless otherwise indicated.

CAUTIONARY NOTE TO US INVESTORS REGARDING DISCLOSURE OF MINERAL
RESERVE AND RESOURCE ESTIMATES

This AIF has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this AIF have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the 2014 CIM Definition Standards on Mineral Resources and Reserves (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Council”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

This AIF includes mineral reserve estimates that have been calculated in accordance with NI 43-101 and CIM Standards, as required by Canadian securities regulatory authorities. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and CIM standards. These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (the “SEC”) in the SEC’s Industry Guide 7.

In addition, this AIF uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. We advise investors that while those terms are recognized and required by Canadian regulations, these terms are not defined terms under SEC Industry Guide 7, are not recognized by the SEC and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into either NI 43-101 or SEC defined mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in rare cases.

It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this AIF is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this AIF containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The Company cautions readers regarding forward-looking statements found in this AIF and in any other statement made by, or on the behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, “estimates”, “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, or “might” occur. Forward-looking statements are made based on management’s beliefs, estimates and opinions and are given only as of the date of this AIF. Such statements may constitute “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements include, but are not limited to, statements with respect to:

•	the future price of gold,

•	the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below),

•	the realization of Mineral Reserve estimates,

•	the timing and amount of estimated future production from the Asanko Gold Mine (the “AGM”), including production rates and gold recovery,

•	operating costs with respect to the operation of the AGM,

•	capital expenditures that are required to sustain and expand mining activities,

•	the timing and costs associated with the Company’s expansion plans for the AGM,

•	the availability of capital to fund the Company’s expansion plans,

•	the timing of the development of new deposits,

•	success of exploration activities,

•	permitting time lines,

•	hedging practices,

•	currency exchange rate fluctuations,

•	requirements for additional capital,

•	government regulation of mining operations,

•	environmental risks and remediation measures,

•	unanticipated reclamation expenses,

•	title disputes or claims, and

•	limitations on insurance coverage.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Company’s business and the industry and markets in which the Company operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The Company’s actual future results or performance are subject to certain risks and uncertainties including but not limited to:

•

the value of the Company’s reserves and its outlook for profitable mining from its operations is dependent on gold prices continuing to be around $1,250 and on the Company achieving planned production rates and life-of-mine all-in sustaining costs per ounce of gold sold. Gold prices are driven by many factors including industrial demand and jewellery use, but gold also has speculative investment demand and so prices have been historically volatile and can be subject to long periods of depressed prices;

•

the estimation of mineral resources and reserves is, to a significant degree, a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made in the engineering and geological interpretation of that data and such assumptions and judgment, may prove mistaken. The Company’s estimates of resources and reserves may be subject to revision based on various factors, some of which are beyond our control, for example due to natural variations in underground structures and future gold price fluctuations;

•

risks inherent in project developments, especially in a developing economy such as Ghana’s, including the risk of cost overruns, the inherent uncertainty of feasibility studies, the actual performance of production and recovery equipment deviating from expectations;

•

developing economy risks including, but not limited to, uncertainties related to the taxation and royalty regimes, the recovery of value-added taxes, security of title/tenure regime, labour laws, foreign ownership restrictions, foreign exchange and capital repatriation restrictions, indigenous population concerns and export regulations;

•

operational risks associated with mining and mineral processing including experiencing lower grades than estimated, lower metal recovery than projected, lower metals prices than anticipated, unavailability of power and energy and health, safety and environmental risks;

•

development and operational risks that may result in financial losses and the need to seek additional capital which may result in dilution to shareholders or the application of funds to debt repayment;

•	general mining risks including environmental liability claims, risk of accident, unexpected ground conditions, and other risks for which insurance may not be available or affordable;

•

other mining risks which affect all companies in the industry to various degrees include impact and cost of compliance with environmental regulations and the actions of groups opposed to mining, adverse changes in mining and reclamation laws and compliance with increasingly complex worker health and safety rules; and

•	the risk factors described under the heading “Risk Factors” in, or incorporated by reference in, this AIF.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements or information contained in this AIF include, among others:

•	the price of gold will not decline significantly or for a protracted period of time,

•	the AGM will not experience any significant production disruptions that would materially affect revenues,

•	the Company’s ability to comply with applicable governmental regulations and standards,

•	the Company’s success in implementing its strategies and achieving its business objectives,

•	the Company will have sufficient working capital necessary to sustain operations on an ongoing basis,

•	the Company’s ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions.

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. All factors including the risk factors contained in this AIF should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. The Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

GLOSSARY

We use the following defined terms in this AIF:

AARL	Anglo American Research Laboratories
AGM	Our principal asset, the Asanko Gold Mine located in Ghana, West Africa. The AGM is also known as the “Project”.
AISC/oz (all-in sustaining cost per ounce of gold)

This is a non-GAAP financial measurement which the Company has adopted using World Gold Council's guidance for calculation of this number. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion for each ounce of gold sold. AISC is intended to assist the comparability of the Company’s operations with those of other gold producers who disclose operating results using the same or similar guidance standards.

Asanko or the “Company”	Asanko Gold Inc.
Asanko Gold Ghana	Asanko Gold Ghana Limited, a 90% owned Ghanaian subsidiary of Asanko Gold. The Government of Ghana has a 10% free carried interest in the Project under Section 8 of the Ghanaian Mining Act.
Au	Chemical symbol for gold.
Base Case or Phase 1

Phase 1 of the Project refers to the initial development of the Project to supply a 3Mtpa mill feed from the Nkran pit and four satellite deposits which entered into commercial production on April 1, 2016.

BCBCA	Business Corporations Act (British Columbia).
brownfields

a reference to a mining project situated in an existing mining area with the result that environmental approval procedures are generally expedited (as contrasted with a “greenfields” project which is a mine proposed for a previously non- mining area or an altogether undisturbed area.

Carbon-in-leach process or “CIL”

a process used to recover dissolved gold inside a cyanide leach circuit. Coarse activated carbon particles are introduced in the leaching circuit and are moved counter-current to the slurry, absorbing dissolved gold in solution as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis. CIL is a process similar to CIP (carbon-in- pulp) except that the gold leaching and the gold absorption are done simultaneously in the same stage compared with CIP where the gold-absorption stage follows the gold-leaching stage.

CFPOA	Corruption of Foreign Public Officials Act of 1998, a law in force in Canada.
concentrate	a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.
contained ounces	ounces in the mineralized rock without reduction due to mining loss or processing loss.

CSA	CSA Global Pty Ltd., a geological, mining and management consulting company operating in numerous prominent mining jurisdictions.
CSR	corporate social responsibility.
cut-off grade	the lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit.
DCF Model	discounted cash flow model
depletion	the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production during a particular period.
DFS and 12/17 DFS

the “Definitive Feasibility Study” technical report for the Asanko Gold Mine originally filed on SEDAR on July 18, 2017, which was subsequently amended and restated on December 20, 2017 (the latter version is herein the “12/17 DFS”).

DSFA	the Definitive Senior Facilities Agreement with Red Kite, which was fully drawn for a total of $150 million plus $13.9 million in unpaid interest that was accrued up to May 2016.
dilution	an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.
EPA	the Ghanaian Environmental Protection Agency
ESIA	Environmental and Social Impact Assessment
Exchange Act	The United States Securities Exchange Act of 1934, as amended
FCPA	The Foreign Corrupt Practices Act of 1977, a United States federal law
FEED	Front End Engineering and Design for the plant upgrade and the overland conveyor associated with P5M and P10M.
Ghana	The Republic of Ghana
g/t Au	Reference to ore grade in terms of grams of gold per tonne (1 gm/t is equivalent to one part per million)
grade	the relative quantity or percentage of metal or mineral content.
H1	the first half of our fiscal year
H2	the second half of our fiscal year
hedge	a risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions.
hedging	a future transaction made to protect the price of a commodity as revenue or cost and secure cash flows.

IFRS	International Financial Reporting Standards.
IRR	internal rate of return
IT	information technology
LoM	Life of mine
LTIFR	rolling lost time injury frequency rate per million man-hours worked.
Moz	million ounces.
MRE	Mineral Resource Estimate
MRev	Mineral Reserve Estimate
Mt	Million tonnes
Mtpa	Mt per annum
NI 43-101	Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators
NPV	net present value
NSR	net smelter returns.
NYSE American	The NYSE American, formerly known as the NYSE MKT and prior to that the NYSE Amex
ounce	refers to one troy ounce, which is equal to 31.1035 grams
Phase 1 or Base Case

Phase 1 of the Project refers to the initial development of the Project to supply a 3Mtpa mill feed from the Nkran pit and four satellite deposits which entered into commercial production on April 1, 2016

PMI	PMI Gold Corp. which was acquired by Asanko in 2014 and which previously developed the Obotan deposit.
Project	the Asanko Gold Mine, also known as the “AGM”
Project 5M or P5M

Project 5M (or “P5M”) is a two-stage planned upgrade to the AGM with first stage being the upgrade of the CIL plant’s throughput to 5Mtpa and the second stage to expand mining operations to integrate the Esaase deposit, including the construction of a 27-kilometer overland ore conveyor. Stage one has an estimated capital cost of $22 million and the stage two cost is estimated in the 12/17 DFS at $128 million. In addition, management expects to install a permanent secondary crusher ($4.0 million) and upgraded mill motors ($1.0 Million) in 2018, which are not contemplated in the 12/17 DFS.

Project 10M or P10M

Project 10M (or “P10M”) means a future expansion project of the AGM which has the potential to increase production from about 200,000 ounces per annum to over 450,000 ounces per annum. Project 10M requires the construction of an additional 5Mtpa CIL plant to double throughput from 5Mtpa to 10Mtpa at an estimated cost of some $200 million.

Q	refers to a fiscal quarter.
QA/QC	quality-assurance/quality control.
Qualified Person

an individual who is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining who has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice, and who has experience relevant to the subject matter of the mineral project or technical report, and who is in good standing with a professional association, as more fully referenced in NI 43-101

RC	reversed circulation (a method of drilling)
recovery	the proportion of valuable material obtained during mining or processing, generally expressed as a percentage of the material recovered compared to the total material present
Red Kite	a special purpose vehicle of RK Mine Finance Trust I, the counterparty to the DSFA
ROM	run of mine
royalty	cash payment or physical payment (in-kind) generally expressed as a percentage of NSR or mine production.
RQD	rock quality designation.
SAG	semi-autogenous grinding (ore is tumbled to smash against itself)
SEDAR	System for Electronic Document Analysis and Retrieval available on the Internet at www.sedar.com, (the Canadian securities regulatory filings website)
SEC	the United States Securities and Exchange Commission
SIB	Stay-in-business Capital
SMBS	Sodium Meta Bi Sulfate
stripping	in mining, the process of removing overburden or waste rock to expose ore
SO2	Sulfur dioxide
Spot price	the current price of a metal for immediate delivery.
tailings	the material that remains after metals or minerals considered economic have been removed from ore during processing
Tailings Storage Facility or TSF tonne

a containment area used to deposit tailings from milling commonly referred to as the metric ton in the United States, is a metric unit of mass equal to 1,000 kilograms; it is equivalent to approximately 2,204.6 pounds, 1.102 short tons (US) or 0.984 long tons (imperial).

TSX	Toronto Stock Exchange
U.S. Securities Act	The United States Securities Act of 1933, as amended
volatility	propensity for variability. A market or share is volatile when it records rapid variations.
WAD	weak acid dissociable, often used with reference to cyanide concentration

GLOSSARY OF CERTAIN TECHNICAL TERMS

This AIF uses the certain technical terms presented below as they are defined in accordance with the CIM Definition Standards. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Prospectus have been prepared in accordance with the CIM Standards, as required by NI 43-101. The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014:

feasibility study

A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study. The Company uses the term “12/17 DFS” to describe its current definitive feasibility study.

indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

inferred mineral resource

That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and may not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

measured mineral resource

That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

mineral reserve

The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre- Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

mineral resource

A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

modifying factors

Considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

pre- feasibility study

A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

probable mineral reserve

The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

proven mineral reserve	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 23, 1999 as a British Columbia corporation under the Business Corporations Act (British Columbia) (the “BCBCA.”) The Company changed its corporate name to Asanko Gold Inc. on February 23, 2013. The Company completed the acquisition of PMI Gold Corporation (“PMI”) on February 6, 2014 by way of a court approved plan of arrangement transaction.

The Company’s primary asset is its AGM located on the Asankrangwa gold belt in Ghana.

The Company’s common shares trade in Canada on the Toronto Stock Exchange (the “TSX”) and in the United States on the NYSE American, each under the symbol “AKG”. The Company is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Company’s common shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended.

The Company’s registered and records office is located at Suite 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7. The Company’s Canadian head office is located at Suite 680 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2.

Inter-corporate Relationships

The Company had the following subsidiaries as at December 31, 2017:

Subsidiary name	Jurisdiction	Ownership
Asanko Gold Ghana Limited	Ghana	90% (10% owned by Ghanaian Government)
Adansi Gold Company (GH) Limited	Ghana	100%
Asanko Gold Exploration (Ghana) Limited	Ghana	100%
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%
PMI Gold Corporation	Canada	100%

The Company’s inter-corporate relationships with its subsidiaries as at December 31, 2017 is illustrated in the chart below:

Reorganization of Corporate Structure

During early 2018, the Company commenced a reorganization of its corporate group structure which existed since its acquisition of the previously publicly traded PMI in 2014. The simplification is not expected to have material tax or financial consequences to shareholders, but is expected to result in some cost savings through elimination of redundant corporate entities and a more efficient structure. The reorganization is expected to be completed in Q1 2018 and is subject to approval by the government of Ghana.

The restructuring, once completed, is expected to include:

1.	The amalgamation of Asanko Gold Inc. and PMI Gold Corp.
2.	The assignment of unsecured subordinate intercompany debt (owing from Asanko Gold Ghana Limited to Adansi Gold Company (GH) Limited) from Adansi Gold Company (GH) Limited to Asanko Gold Inc.
3.	The transfer of Asanko Gold Inc.’s 100% interest in Adansi Gold Company (GH) Limited to Asanko Gold (Barbados) Inc.

Following the completion of the restructuring, the Company’s inter-corporate relationships with its subsidiaries are expected to be as follows:

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS

Summary

The Company is a Canadian-incorporated and headquartered gold producer with gold mining operations in Ghana. The Company’s vision is to become a mid-tier mining company as a producer of gold via open pit mining and conventional processing of gold ores.

The Company’s principal asset is the AGM located in Ghana, West Africa. The AGM was created in 2014 through the combination of the Company’s Esaase Gold Project with PMI’s Obotan Gold Project following the Company’s acquisition of PMI. The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, and nine satellite deposits. The mine is being developed in phases. The first phase comprised the construction of a 3 million tonne per annum (“Mtpa”) carbon-in-leach (“CIL”) processing facility and bringing the first pit, Nkran, into production (“Phase 1”). Phase 1 was funded by cash on hand and a $150 million debt facility (see section “General Development of the Business – Debt Facilities with Red Kite” below) and was completed in early 2016 within budget and ahead of schedule. Gold production commenced in January 2016, commencement of commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter of 2016.

General Development of the Business

Debt Facilities with Red Kite

In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”). The DSFA is presently fully drawn in the total outstanding principal amount of $150.0 million. Interest on the DSFA is calculated in advance on a quarterly basis at a rate of LIBOR +6%, subject to a floor LIBOR rate of 1%. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. During Q2 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provided that the first principal repayment of approximately $18.0 million would be payable on July 1, 2018 after which the facility was scheduled to be repaid in nine equal quarterly installments, with the last repayment on July 1, 2020. On February 22, 2018, the Company agreed to a new term sheet with Red Kite (the “RK Term Sheet”), whereby the Company would be able to defer the repayment of principal associated with the long-term debt by up to three years (repayment commencing on July 2021). An initial one-year deferral is subject primarily to fees and the finalization of definitive documentation, while a further two-year deferral is subject to additional customary conditions precedent which would have to be complied with by June 30, 2019. The Company would continue to pay quarterly interest on the loan facility during the principal deferral period.

Performance under the DSFA is fully secured by the assets of the Company’s Ghanaian subsidiaries and guaranteed by the Company. There are no gold hedging provisions, cash sweep requirements or other restrictions usually associated with traditional project finance facilities of this nature.

Offtake Agreement

In October 2013, the Company entered into an offtake agreement with Red Kite in connection with the DSFA, as amended in July 2014 (the “Offtake Agreement”), pursuant to which Red Kite is entitled to purchase at market, 100% of the future gold production of the AGM to a maximum of 2.2 million ounces. The gold sale price will be a spot price selected during a nine-day quotational period following shipment. A provisional payment of 90% of the estimated value of the gold is made one business day after delivery, with the remaining balance payable 10 business days after shipment. The Company can terminate the Offtake Agreement prior to satisfaction of the conditions precedent for the Project Facility by repaying all amounts outstanding under the DSFA, subject to the payment of a termination fee in an amount dependent upon the total funds drawn under the DSFA as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

During the years ended December 31, 2017 and 2016, the Company sold 206,079 ounces and 147,950 ounces to Red Kite under the Offtake Agreement and recorded revenue of $243.4 million and $184.5 million, respectively.

Fiscal 2015 (Year ended December 31, 2015)

In February 2015, the Company completed a bought deal public offering of 22,770,000 common shares of the Company for gross proceeds of approximately $36.4 million (approximately C$46 million). The Company used the proceeds from the offering, together with cash on hand and the Debt Facilities, to advance Phase 1 of the Project.

During 2015, the Company focused on the development of Phase 1 of the AGM, to achieve commercial mining operations at a steady state of 190,000 ounces of gold per annum with the first gold pour in Q1 2016.

As at December 31, 2015, pre-stripping of the Nkran pit neared completion, with over 19Mt of material mined.

Ore mined to December 31, 2015 had been mostly from zones that were in the inferred category, which did not form an integral part of the mine plan, and were located peripheral to the main orebodies, which were exposed as the mining pushback advanced. Further mineralized zones of the main Nkran orebody were exposed in places along the western flank of the pit and were made available to support the ore production levels required as the AGM was commissioned and ramped up to steady-state. The ore from these zones was verified by RC grade control drilling where access permitted.

Commencing in 2015, mining rates were in line with long-term steady state mining plans. The mining of the ore zones encountered during the pre-strip was selective due to the generally narrow and discontinuous nature of those zones, but geological mapping and grade control drilling provided a steady source of this ore. As mining advanced and deepened on the western flank of the Nkran deposit, ore domains continued to be exposed giving continuity along strike, at depth and considerably greater widths.

An RC drilling program commenced in April 2015. The RC drilling was aligned to the 3 meters flitch and 6 meters mining bench plans and was developed on 10 x 5 meter intervals. Additional inclined holes were drilled to 22.5 and 45meter depths and sampled at 1.5meter intervals. This pattern provided cover for 6 benches (36 vertical meters), which was equivalent to approximately 6 months of mining.

During the pre-stripping operation, the reversed circulation (“RC”) drilling program evaluated the inferred resources and peripheral zones of mineralization that were located outside the main ore domains. As at December 31, 2015, 1,735 grade control drill holes had been drilled for 50,679 meters and 41,321 gold assays. In addition, 1,523 meters of rip-lines had been analyzed and mapped. These activities culminated in over 290,000 tonnes of ore (split into oxide, transition and fresh stockpiles) being placed on stockpile as at the end of 2015.

Commissioning of the crusher was achieved with waste on December 10, 2015.

The tailings pipeline and return water system components of the tailings storage facility (the “TSF”) were completed and the Ghanaian Environmental Protection Agency (the “EPA”) conducted its final inspection of the TSF and confirmed that all conditions of the permit had been met.

The Company also advanced engineering of the next phase of development of the project (which would ultimately become the basis of the P5M and P10M expansion plans, as discussed below).

Fiscal 2016 (Year ended December 31, 2016)

The Company completed the finalization of capital expenditures on Phase 1 of the AGM for $292 million, approximately $3 million under the budget of $295 million.

Ore commissioning of the milling and CIL circuits was completed in Q1 2016. On April 1, 2016, the Company declared commercial production for Phase 1 of the AGM, a full quarter ahead of schedule. Commercial production was declared as a result of the mine achieving a number of key milestones including the mill processing at 111% of design capacity and gold recovery exceeding design during the month of March. Steady state production was achieved at the AGM by the end of Q2 2016.

During the second quarter of 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provides that the first principal repayment will now be payable on July 1, 2018 after which the facility will be repaid in nine equal quarterly installments, with the last repayment on July 1, 2020. The Company will continue to pay quarterly interest on the loan facility during the principal deferral period. There are no other changes to the existing debt facility terms. A deferral fee of 2% of the loan principal was paid commensurate with signing the amendment. The amendments were considered to be a modification of the previous DSFA; the deferral fee of $3.275 million was paid during the second quarter 2016 and was deferred to the loan balance and is being amortized with previously deferred debt financing costs over the remaining life of the DSFA based on the revised effective interest rate of 10.6% .

The Company completed the acquisition of a new exploration target, Akwasiso, located 9kms north-east of the processing facility. The Company completed 10,000 metres of drilling over 81 holes with visible gold intercepts and extensive mineralized intersections of similar style to the main Nkran pit. The results of the drill program would be included in the definitive feasibility study that was published on July 18, 2017 (the “DFS”) and subsequently amended and restated on December 20, 2017 (the latter the “12/17 DFS”).

During September 2016, a mobile crusher was commissioned to mitigate a bottleneck in the primary crushing complex and the processing plant operated at 20% above design capacity.

On October 25, 2016, the Company received the Environmental Invoice (a pre-cursor to receiving the final Environmental Permit) from the relevant Ghanaian regulatory authorities for the development of the new Esaase mine. Following the receipt of the Environmental Invoice, the Board of Directors gave approval to proceed with P5M, and the Company commenced with front-end engineering design (“FEED”) for the plant upgrade and the overland conveyor associated with P5M and P10M.

Mined ore grade increased steadily during the three quarters post the commencement of commercial production (2.0g/t average mined grade in Q4 2016) as the central mineralized domains in the Nkran pit were exposed.

A total of 147,501 ounces of gold were produced following the commencement of commercial production (a nine-month period ending December 31, 2016), and 147,950 ounces were sold at an average price of $1,247/ounce for gross gold revenue of $184.5 million.

The 2016 near mine exploration program yielded success with the delineation of Mineral Resources and Reserves at the Adubiaso Extension and Nkran Extension, results of the which would be included in the 12/17 DFS.

In December 2016, Asanko received the Ghana Mining Industry Awards 2016 Corporate Social Investment Project of the Year for the Obotan Cooperative Credit Union project, an initiative aimed to increase access to financial capital and other financial services to assist small businesses address the challenge of access to credit and to support the development of economic growth in and around the AGM catchment area.

Fiscal 2017 (Year ended December 31, 2017)

During January 2017 the EPA issued its environmental permit for mining operations at Esaase and the overland conveyor to the AGM processing facility. This critical step was achieved following the EPA’s approval of the Environmental Impact Statement. The Minerals Commission also issued the mine operating permit for the Esaase mine.

An updated Mineral Resource Estimate (“MRE”) and Mineral Reserve Estimate (“MRev”) for the AGM was published on February 24, 2017, for the three near-mine exploration deposits, Akwasiso, Nkran Extension and Adubiaso Extension. See: “Mineral Resource and Mineral Reserve Estimates” and “Asanko Gold Mine Mineral Reserve Statement”.

During Q1 2017, there was a partial failure on the western wall of the Nkran pit, however due to the mitigation measures which have been put in place, as well as the slope stability radar (which has been instrumental in predicting geotechnical issues in the walls of the pit since mining began) there was no impact on either production or safety in the pit.

The Cut 2 pushback of the Nkran pit commenced during the Q2 2017 and initially focused on the western wall sequence, which included an additional 1.1Mt of waste material to align updated side wall designs to geotechnical recommendations received from SRK in the slump area. Once the required design elevation was reached on the western wall, the southeast sequence of the cut commenced, which continued in this area throughout the remainder of 2017.

Mining operations adopted the new MRE and grade control estimation processes during Q1 2017, which were fully implemented by the end of April 2017. The new MRE and associated grade control processes have been operational since May 2017.

During the year, the Company refined its mining reconciliation process relative to the reserve model and, as a result, identified blast movements were impacting ore losses and dilution. In response, blast movement monitoring technology was deployed in the Nkran pit to address the issue and align ore losses and dilution to design levels.

Pre-stripping and mining activities commenced at Akwasiso in June 2017. Early ore mining operations experienced higher levels of previously disturbed surface material from historic artisanal workings than expected which resulted in less oxide tonnes and lower grades reporting to the mill. As a result of the deeper levels of historic artisanal workings at Akwasiso, combined with the recently identified ore loss and dilution metrics at the Nkran pit, the Company revised its 2017 guidance to 205,000 to 225,000 ounces (compared to the previous guidance of from 230,00 to 240,000 ounces) at all-in sustaining cost per ounce of gold (“AISC”) of $920 to $960/oz.

At Dynamite Hill, the second satellite pit to be brought into production, site establishment commenced during the period in preparation of mining operations which commenced in Q4 2017. This included 3,096m of grade control drilling which validated the resource model and confirmed the mine plan and oxide ore volumes.

On July 18, 2017, the Company published its DFS for the AGM, which included an updated MRE with an updated Mineral Resource constraining pit shell assuming a gold price of $1,500/oz. The AGM reserves were unchanged and included 101Mt at 1.57 g/t for 5.1 million ounces of contained gold, based on a $1,300/oz gold price.

The Company acquired the Miradani Mining Lease (the “Miradani Project”), which is adjacent to the AGM, from AngloGold Ashanti.

Commissioning and ramping up to name plate capacity of the P5M volumetric upgrades (part of the first stage of P5M) was completed during the period, ahead of schedule and under budget. The processing facility continued to operate above expectations, processing 3.7Mt during 2017, with a feed grade of 1.8 g/t. Importantly, the processing plant achieved record milling rates of 1.1Mt for Q4 2017 including an annualized milling rate of 5Mtpa for the month of December.

During 2017, the Company produced 205,047 ounces, in line with the revised 2017 production guidance of 205,000 – 225,000 ounces.

The Company achieved an industry-leading safety record of 0.17 LTIFR, despite one lost time injury occurring during Q1 2017.

The Company did not complete any significant acquisitions during the year ended December 31, 2017.

Expansion Plans

The Company has developed plans for two production expansions at the AGM, which combined have the potential to increase production from the current capacity of approximately 205,000 to 225,000 ounces per annum to about 450,000 ounces per annum. These two production expansion projects are known as the “Project 5M” or “P5M” and the “Project 10M” or “P10M”. These projects are named with reference to their projected throughput of ore so that Project 5M will upgrade the existing CIL plant’s throughput from 3.6Mtpa to 5Mtpa. The second stage of Project 5M includes the construction of a 27km overland conveyor to integrate the nearby Esaase deposit, which, along with the development of the Esaase deposit, is estimated to have a total capital cost of $128 million and may vary due to future foreign exchange differences. In addition, management expects to install a permanent secondary crusher ($4.0 million) and upgraded mill motors ($1.0 Million) in 2018, which are not contemplated in the 12/17 DFS.

A second planned expansion project, known as Project 10M, comprises the construction of an additional 5Mtpa CIL ore processing plant in order to double plant capacity from 5Mtpa to 10Mtpa. The timing of the second stage of Project 5M or Project 10M will be at the Board’s discretion and is also dependent on the Company’s balance sheet, financing opportunities as well as favourable market conditions. No determination has been made to date to proceed with the P10M expansion plan, and any decision to proceed will be contingent upon the Company securing the required additional financing to fund the required capital cost.

These two expansion projects were originally analyzed in a technical report called “Asanko Gold Mine– Definitive Feasibility Study – National Instrument 43-101 Technical Report” with an effective date of June 5, 2017. This report was amended and restated to clarify certain of its contents and filed on SEDAR on December 27, 2017. (the amended version being herein the “12/17 DFS”). The 12/17 DFS is the primary source for the current technical information referenced in this Prospectus. The summary of the 12/17 DFS is re-produced below under “Mineral Properties”.

The first stage of P5M, the brownfield modifications and upgrades to the CIL processing plant to increase throughput to 5Mtpa, was approved in November 2016. The Company completed the volumetric upgrades to the plant under budget and ahead of schedule. Since the volumetric upgrades were fully commissioned in December 2017, the processing plant has been operating at a 5Mtpa annualized milling rate. Installation and commissioning of the P5M recovery circuit upgrades are expected to be completed in Q1 2018.

The second stage of P5M is the construction of an overland conveyor and development of the Esaase deposit. The estimated capital cost of the second stage of P5M per the 12/17 DFS has been estimated at $128 million. The decision to proceed with the second stage of P5M has been deferred until such time as the Red Kite senior debt restructuring in accordance with the RK Term Sheet is completed. The timing of P10M will be at the Board’s discretion and dependent on the Company’s balance sheet, financing opportunities as well as favourable market conditions.

5-Year Outlook (2019 - 2023)

The Company's current mine optimization plan, using current mine operating data, has improved the multi-pit schedule and reduced the overall strip ratio to deliver competitive AISC over a life of mine of 19 years under the P5M scenario. Average annual production over the outlook period (2019 - 2023) of 253,000 ounces at AISC of $860/oz, an increase in ounces and improvement in AISC versus previous P5M pre-optimized plan of 243,000 ounces at AISC of $1,007/oz

The optimized plan generates improved cashflows to provide the Company with sufficient liquidity during the period of capital spend on Esaase, the installation of the overland conveyor and subsequent debt repayment period.

Specialized Skill and Knowledge

Various aspects of the Company’s mining business require specialized skills and knowledge, including skills and knowledge in the areas of permitting, geology, drilling, metallurgy, logistical planning, mine design, engineering, construction and implementation of exploration programs as well as finance, risk management and accounting. Much of the specialized skill and knowledge is provided by the Company’s management and operations team. The Company also retains outside consultants with additional specialized skills and knowledge, as required. However, it is possible that delays and increased costs may be experienced by the Company in locating and/or retaining skilled and knowledgeable employees and consultants in order to proceed with its planned exploration and development at its mineral properties.

Competitive Conditions

Asanko competes with other mineral resource exploration companies for financing, for the acquisition of new mineral properties, for the recruitment and retention of qualified employees and other personnel, as well as operating supplies. Many of the mineral resource exploration and development companies with which Asanko competes have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development.

Cycles

The mining business is subject to mineral price cycles. The marketability of minerals is also affected by worldwide economic cycles. At the present time, the significant demand for minerals in many countries is driving commodity prices, but it is difficult to assess how long such demand may continue. Fluctuations in supply and demand in various regions throughout the world are common.

Asanko’s revenues may be significantly affected by changes in commodity demand and prices. The Company’s ability to fund ongoing exploration and development is impacted by the sale of gold produced by the mine and the proceeds of such sales. As market fluctuations affect the price of gold, proceeds from the sale of the gold produced by the Company can be reflected accordingly. As well, the ability of the Company to continue development, exploration and increased production is affected by the availability of financing which, in turn, is affected by the strength of the economy and other general economic factors.

Economic Dependence

As a producer of gold, the Company is not considered to be dependent on any particular sales contract as the market for gold is deep and worldwide. In fact, under the terms of the DSFA, the Company is required to sell all of its production to Red Kite (up to a maximum of 2.2 million ounces of gold). The Company could be considered to be significantly dependent upon its DSFA with Red Kite, as well key operational contracts associated with mining services, fuel supply and processing consumables. Asanko and Red Kite are currently finalizing definitive documentation associated with the refinancing of the current debt facility to support the second stage of its P5M growth plan with a contemplated extension of the principal repayment date of up to three years. As the Company’s gold production increases and sales of its produced minerals continue to add value, the Company is expected to be in a position to augment its working capital with its sales and lessen the Company’s reliance on debt financing. The Company also believes that each of these supplier arrangements could be, if necessary, replaced by other suppliers. The current debt and supplier arrangements are set out below.

The Company’s properties are subject to stringent laws and regulations governing environmental quality. Such laws and regulations can increase the cost of planning, designing, installing and operating facilities on our properties. However, it is anticipated that, absent the occurrence of an extraordinary event, compliance with existing laws and regulations governing the release of emissions in the environment or otherwise relating to the protection of the environment, will not have a material effect upon the Company’s current operations, capital expenditures, earnings or competitive position.

Employees

At December 31, 2017, the Company had approximately 396 full-time employees, and 50 temporary workers employed across its site operations and corporate and regional offices.

Foreign Operations

All of the Company’s mine development operations are currently conducted in Ghana, a foreign jurisdiction, and as such, the Company’s operations are exposed to various levels of political, economic and other such risks and uncertainties as: military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; changes to export regulations and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In the past, Ghana has been subject to political instability, changes and uncertainties, which if such instability were to recur, may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Ghana’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

Asanko’s operations and properties are subject to a variety of governmental regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.

Asanko’s mineral exploration and development activities in Ghana may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or the maintenance of its properties.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the Company’s operations and financial condition. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations and financial condition. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on the Asanko Gold Mine or in respect of any other projects in which the Company becomes involved. Any failure to comply with applicable laws and regulations, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Free Carried Interest to the Ghanaian Government

Section 43.1 of the Ghanaian Minerals and Mining Act of 2006 (the “Ghanaian Mining Act”), (Government Participation in Mining Lease) provides: Where a mineral right is for mining or exploitation, the Government shall acquire a ten percent free carried interest in the rights and obligations of the mineral operations in respect of which financial contribution shall not be paid by Government.

In order to achieve this legislative objective, 10% of the common shares of Asanko Gold Ghana, the Company’s Ghanaian subsidiary which owns the Obotan and Esaase properties, have been issued into the name of the Government of Ghana. The government has a nominee on the board of this subsidiary. There is no shareholder agreement between the Asanko Gold Ghana and any of its shareholders, as the 10% ownership stake of the Government of Ghana represents a non-participating interest where the Ghanaian Government is entitled to 10% of declared dividends from the net profit of Asanko Gold Ghana, but does not have to contribute to its capital investment.

Ghanaian Mining Royalties and Taxes

On March 19, 2010, the government of Ghana amended section 25 of the Ghanaian Mining Act which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Ghanaian Mining Act now requires the holder of a mining lease, restricted mining lease, or small-scale mining license to pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years.

Social and Environmental Policies

CSR Policy

Asanko believes that corporate social responsibility is integral to meeting our strategic objectives as it will ensure we maintain our social license to operate, enhance our reputation with all our stakeholders, improve our risk management, reduce our cost of production and both directly and indirectly benefit the communities we operate in beyond the life of our mines.

The Company’s approach to its corporate social responsibility (“CSR”) is based on the following principles:

•	Complying with our corporate governance principles, national and international laws, industry codes and being a responsible corporate citizen.

•	Mitigating our impact on the environment.

•	Maintaining a high-level Health and Safety performance.

•	Actively identifying opportunities to make a positive and meaningful contribution to the communities we operate in beyond the life of our mines.

•	Contributing to the economic and social development of our host countries.

•	Developing our employees.

•	Adhering to our values and demonstrating them in our behavior.

The Company follows the following guidelines in our CSR conduct:

•	We embrace the objectives of the African Mining Vision and are guided by the Global Reporting Initiative in our CSR reporting.

•	We regularly engage with our stakeholders and take into consideration their perspectives, concerns, customs and cultural heritage before we act.

•	We work closely with landowners prior to commencing activities on the ground, and negotiate fair compensation for such activities where appropriate.

•	We hire local, regional and national residents and use goods and services from our local communities wherever possible, without compromising our quality and efficiency standards.

•	We uphold fundamental human rights and do not interfere or take sides in politics or social issues.

•	We work with unified local committees to identify and prioritize community development projects intended to promote long-lasting livelihood improvements.

•	We do not tolerate any unethical behavior by any stakeholder involved in our business.

Social Investment Initiative

On November 3, 2016, the Company announced it had been awarded the Ghana Mining Industry Awards 2016 Corporate Social Investment Project of the Year, for the Obotan Cooperative Credit Union (“OCCU”) initiative. The OCCU aims to increase access to financial capital and other financial services to assist small businesses address the challenge of access to credit and to support the development of economic growth in and around the Asanko Gold Mine catchment area. The OCCU was launched in December 2015, before the Asanko Gold Mine had poured first gold, and now has over 1,700 members and more than GHS790,000 in assets. The OCCU is sponsored by Asanko and the German government-backed development organization, Deutsche Gesellschaft für Internationale Zusammenarbeit GmbH, and is also an affiliate member of the Credit Union Association of Ghana.

Environmental Policy

Asanko aspires to provide safe, responsible and profitable operations whilst ensuring sustainable natural resources development for the benefit of our employees, shareholders and host communities. We endeavour to protect and conserve the natural environment for future generations.

In adopting the following principles, Asanko intends to drive continuous improvement and excellence in environmental performance:

•	Asanko will communicate its commitment to excellence in environmental performance to our employees, contractors, government agencies and the community.

•	Asanko will comply with host country laws and regulations, and will augment these with appropriate international guidelines and best practice environmental management.

•	Asanko will allocate the necessary resources to ensure we meet our reclamation and environmental obligations.

•	Asanko will strive to prevent pollution of air, land and water, and will implement appropriate waste management practices.

•	Asanko will strive to be energy efficient in everything we do.

•	Asanko will explore opportunities with government agencies and communities to remediate and mitigate historic mining impacts on acquired properties.

•	Asanko will develop and utilize an Environmental Management System that ensures prioritization, planning, implementation, monitoring, review and transparent reporting.

•	Asanko will routinely set and review environmental targets and performance for each project and report on progress to our employees, shareholders, government agencies and the community.

MINERAL PROPERTIES

The Asanko Gold Mine

The following is a summary description of the project known as the AGM and is a direct extract and reproduction of the summary, without material modification, contained in the National Instrument 43-101 Technical Report entitled “Asanko Gold Mine Definitive Feasibility Study (Amended and Restated)” with an effective date of June 5, 2017, amended and restated December 20, 2017. The 12/17 DFS was prepared on behalf of Asanko by Charles Muller, B.Sc. Hons (Geology), Malcolm Titley, BSc (Geology and Chemistry), MAIG; MAusIMM, Phil Bentley, MSc (Geology), MSc (Mineral Exploration) Pr. Sci. Nat. SACNASP, Thomas Kwabena Obiri-Yeboah, B.Sc Eng (Mining), PrEng, Glenn Bezuidenhout, National Diploma (Extractive Metallurgy), FSIAMM, Dave Morgan, M.Sc. Eng (Civil), CP Eng, Douglas Heher, B.Sc Eng (Mechanical), PrEng and Godknows Njowa, M.Sc Eng (Mining), PrEng, each of whom is an independent Qualified Person. The work and conclusions of the 12/17 DFS are disclosed in accordance with NI 43-101.

Asanko is intending to develop the AGM in two phases, with the first phase being largely based on the Obotan Project as initiated by PMI. It was envisioned by the Company that the Esaase pit would be assessed for development in a second phase. The construction of the first phase was completed in early 2016. Gold production commenced in January 2016, commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter of 2016. The Company completed the volumetric upgrades associated with P5M during 2017 and expects to complete the P5M recovery upgrades in 2018. The balance of P5M is expected to be carried out in late 2018/2019, dependent on the Company’s balance sheet, financing opportunities as well as favourable market conditions.

The 12/17 DFS

The 12/17 DFS evaluates the expansion of the AGM from the current open pit mining and processing operation to include an expanded processing facility and to bring the Esaase deposit into production, with construction expected to start in Q2 2017. The status of the Company’s determinations as to proceeding with these expansion plan scenarios is discussed above under “Description and General Development of the Business – Expansion Plans”. The 12/17 DFS evaluated the Project in the following three scenarios:

Base Case: Current operation (previously referred to as Phase 1) - as commissioned in Q1 2016:

•	CIL processing facility, located at the Obotan project site, operating at 3.6Mtpa (design was originally 3Mtpa)

•	Tailings Storage Facility (“TSF”)

•	Life of Mine (“LoM”) approximately 10 years to 2026

•	Ore sources: Nkran and Satellite pits

P5M Expansion

•	Existing CIL processing facility at Obotan upgraded from the current 3.6Mtpa to 5Mtpa (Brownfields expansion)

•	Overland conveyor constructed from Esaase to Obotan o Power line from Obotan to Esaase constructed

•	Esaase deposit brought into production at 2Mtpa run of mine (“ROM”)

•	Ore sources: Nkran, Satellite pits and Esaase, upon commissioning of the conveyor

•	On a standalone basis, LoM approximately 20 years to 2037

P10M Expansion

•	Second CIL plant constructed, adjacent to the current plant at Obotan, with a capacity of 5Mtpa, thereby doubling processing capacity to 10Mtpa

•	Production from Esaase pit ramped up to 7Mtpa ROM

•	Resettlement of the village of Tetrem, comprising 250 structures o Expansion of the footprint of the existing TSF

•	Ore sources: Esaase, Nkran, Satellite pits o LoM approximately 10 years to 2027

All defined terms used in the summary below have the meaning ascribed to them in the 12/17 DFS, and as a result may differ from the defined terms used elsewhere throughout this AIF. The below summary is subject to all the assumptions, qualifications and procedures set out in the 12/17 DFS and is qualified in its entirety with reference to the full text of the 12/17 DFS, which has been filed on July 18, 2017, is available for review under the Company’s profile at www.sedar.com.

Project Description, Location and Access

The AGM concessions, the Obotan and Esaase project areas, are located in the Amansie West District of the Ashanti Region of Ghana (Figure 1-2). The Project concessions are owned 100% by Asanko Gold Ghana, a 90% owned Ghanaian subsidiary of the Company. The Government of Ghana has a 10% free carried interest in Asanko Gold Ghana under Section 8 of the Ghanaian Mining Act.

Asanko Gold holds seven mining leases (Table 1-1), as well as prospecting and reconnaissance licenses, which collectively make up the AGM and span 30 km strike length of the Asankrangwa Gold Belt. The mining lease concessions cover an area of approximately 213.2 km2, between latitudes 6° 11' 54.985" N and 6° 35' 33.074" N, and longitudes 2° 4' 59.195" W and 1° 51' 25.040" W.

The Esaase, Abore, Abirem, Datano, Jeni River and Adubea Mining Leases contain all of the mineral resources defined to date. All other concessions held by Asanko Gold in the area contain exploration potential defined to date and in some instances locations for infrastructure. The Ghana EPA grants permits on a perennial basis to conduct exploration. With respect to the AGM concession areas, all permitting within the afore-mentioned governmental permitting structure is up to date and accounted for.

Figure 1-2: The AGM Location and location of the various tenements making up the AGM (Source: 12/17 DFS)

Table 1-1: The Asanko Gold Mine Mining Licenses (Source: 12/17 DFS)

Tenement name	Licence Category	100% owned title holder	Minerals Commission file	Status of licence	Area Km²
Datano	Mining Lease	Asanko Gold Ghana – 100%	PL 6/32/Vol 3	Valid-ML renewal	53.78
Abore	Mining Lease	Asanko Gold Ghana – 100%	PL 6/303	Valid-ML received	28.47
Abirem	Mining Lease	Asanko Gold Ghana – 100%	PL 6/303	Valid-ML received	47.13
Adubea	Mining Lease	Asanko Gold Ghana – 100%	PL 6/310	Valid-ML received	13.38
Esaase	Mining Lease	Asanko Gold Ghana – 100%	PL 6/8/Vol.8	Valid-ML received	27.03
Jeni River	Mining Lease	Asanko Gold Ghana – 100%	RL 6/21	Valid	43.41
Miradani	Mining Lease	Asanko Gold Ghana – 100%	RL 6/22	Valid	14.98

All concessions carry a 10% free carried interest in favour of the Ghanaian government. The government interest is reflected in a 10% ownership of Asanko Gold Ghana, and the government has a right to 10% of any dividends paid by the subsidiary. The leases are also subject to a 5% royalty on the value of metals sold payable to the government of Ghana. In addition, the Adubea concession is also subject to an additional 0.5% royalty to the original concession owner. The Esaase mining lease is also subject to an additional 0.5% royalty to the Bonte Liquidation Committee.

There is no environmental liability held over Asanko for any of the AGM concessions relating to the Obotan project area, with the exception of project works to date. There is a potential environmental liability on the Company’s Jeni River concession which was inherited with the acquisition of the Esaase concession and is reported in the Company’s December 31, 2017 financial statements as an Asset Retirement Obligation.

Accessibility, Climate, Infrastructure and Physiography

The AGM concessions are located in the Amansie West district of the Ashanti region of Ghana, approximately 250 km northwest of the capital Accra, and about 50 to 80 km southwest of the regional capital of Kumasi. There are several local villages near the AGM site; the closest to the plant site is the Manso Nkran village, while the villages of Tetrem and Esaase are in close proximity to the Esaase deposit.

Mining personnel are readily available in Ghana with a highly skilled workforce and numerous mining operations in the country.

There are daily flights from Accra to Kumsi flown by several different airlines. In addition, there is a small airstrip located adjacent to the Obotan project site infrastructure west of the Nkran village, which is used by the AGM to transport staff and service providers to and from Accra. Existing road access to the site is available from the west, south and east, but the main access used will be from the ports of Tema and Takoradi to the south via Kumasi, or Obuasi. Total distance from Tema to the project site, via Kumasi is approximately 400 km.

The AGM is located in hilly terrain dissected by broad, flat drainages that typically form swamps in the wet season between May and late October. Hill tops are generally at very similar elevations, reflecting the elevation of a previous erosional peneplane that is now extensively eroded. Maximum elevations are around 80m above sea level, but the areas impacted by the AGM deposits generally lie at less than 50m elevation. Despite the subdued topography, hill slopes are typically steep. Ecologically the AGM area is situated in the wet evergreen forest zone.

Project Infrastructure

Current site infrastructure consists of:

•	an administration block, training facilities, exploration offices, core storage area, clinic and laboratory

•	senior and junior accommodation facilities located to the west of the Obotan mine

•	an exploration camp and office at Esaase

•	an established mining operation at Obotan with various structures like offices, stores, workshops and fuel storage facilities

•	a new CIL Plant at Obotan with various structures like offices, stores, workshops and reagent buildings

•	a TSF

•	Multiple boreholes sunk for water supply

•	a 161-kV incoming power line fed from the Asawinso sub-station

•	Communications currently available at the site are good due to the erection of an additional Vodafone tower at the Obotan camp.

History

Nkran Area

Nkran is important from the view point of historical artisanal gold mining that dates back many generations and remains quite extensive to the present day.

In the late 1980’s, this prospect attracted the attention of consultant Dr. Alex Barko who recommended the area to one of his local client groups and Obotan Minerals subsequently applied and received a prospecting concession covering about 106 km2 over the general area. A minor amount of prospecting was carried out in the early stages. Some attention was paid to the alluvial gold potential because of the extensive gold in the nearby Offin River, (held then by Dunkwa Goldfields), as well as the alluvial gold project being developed at the time, a little further north in the Bonte area. In the early 1990’s, the Obotan concession was examined by American consultant Al Perry who was working on behalf of two related Australian juniors, Associated Gold Fields NL (“AGF”) and Kiwi International Resources Limited (“KIR”).

By early 1995, resource estimates (Measured, Indicated and Inferred) were reported as 4.8Mt grading 3.7 g/t Au for an in-situ content of approximately 600,000 oz Au. A feasibility study was completed and a mining lease was granted in late 1995. In May 1996 the combined interests of KIR and AGF were bought out by Resolute Limited (“Resolute”) who immediately reviewed and expanded the scope of the project. This was achieved mainly by conducting further RC diamond drilling to increase resources to a depth of 150m at Nkran and to further assess the known mineralization at nearby Adubiaso.

A revised mine development plan was completed by the end of July 1996 and a decision was made to proceed into production at a rate of 1.4Mtpa. Initial mining was started early in 1997 and by May 1997, the first gold was poured. Mining operations ceased in 2002 due to low gold prices and the concessions were reclaimed and returned to the Government of Ghana.

Abore Area

The Abore area was covered in a prospecting concession granted to the Oda River Gold small scale mining license (Asuadai prospect) at Adubea in 1991.

In the mid-1990’s, Mutual Resources (“Mutual”) of Vancouver, Canada, in partnership with Leo Shield Exploration of Perth, Australia, completed a joint venture with the Oda River group and commenced a regional exploration program on the concession (covering approximately 73 km2). Prospecting in the area north of Abore revealed extensive old and very recent artisanal mining in alluvial areas as well as many old Ashanti pits in the saprolite along a low hill immediately adjacent to the alluvial workings.

Soil geochemistry revealed a strong north-north-east trending gold anomaly over the area of artisanal mining (bedrock areas); the anomaly is several hundred metres wide and traceable along strike for about 3 km, well beyond the area of old workings. Extensive trenching in the area confirmed continuous bedrock mineralization over a distance of at least 1,000 m with widths in the range 50 - 100 m. The mineralization consists of a broad quartz stock work system hosted mainly by a north-north-east trending intermediate granitoid intrusion. The early artisanal pitting was focused mainly on narrow quartz veins associated with the stock work system. Extensive drilling in the area (mainly RC, but considerable diamond drilling as well) has outlined a sizeable resource (now known as the Abore north prospect).

In the late 1990’s, Mutual’s interest in the project was bought out by Leo Shield, (now Shield Resources). In early 2001, an agreement was reached with Resolute whereby ore was trucked from Abore north to the Nkran plant for treatment.

Adubiaso Area

During the late 1990’s, the Nkran plant started to process oxide ores from the Adubiaso gold deposit, located about 7.5 km north-north-west of Nkran. There were no known historical workings on this area.

Asuadai Area

The Asuadai prospect has predominantly been worked by local artisanal miners who have undertaken minor pitting in the region down to 5 to 10 m through the oxide material to expose these stock work vein sets. There were no known formal historical mining workings on this area.

Dynamite Hill Area

There was no historical exploration or mining activity known at Dynamite Hill.

Akwasiso Area

Resolute originally tested the Oxide material at Akwasiso in 2001 and then disposed of the area to Small Scale Miners. Asanko Gold managed to re-acquire the area during 2016, and have subsequently completed further RC and Diamond core drilling programs.

Esaase Area

Artisanal mining has a long history in the Bonte Area, associated with the Ashanti Kingdom. Evidence exists of adits driven by European settlers, between 1900 to 1939; however, no documented records remain of their activity. Drilling was conducted on the Bonte River valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential.

In 1990, the Bonte mining lease was granted to Akrokerri-Ashanti Gold Mines (“AAGM”) and was later transferred to Bonte Gold Mining (“BGM”), a local subsidiary of AAGM. BGM had reportedly recovered an estimated 200,000 oz of alluvial gold on the Esaase concession and another 300,000 oz downstream on the Jeni River concession, prior to entering into receivership in 2002. It should be noted that previous Placer Gold production is of no relevance to Asanko’s development program, which is entirely focused on the development of hard rock resources.

The Esaase mining concession, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Limited, a private Ghanaian company. In May, 2006, Asanko, then called Keegan Resources Inc., signed a letter of agreement with Sametro to earn 100% of the Esaase mining concession over a three-year period of work commitments and option payments.

Geological Setting, Mineralization and Deposit Types

Regional Geological Setting

West Africa is underlain by the West African craton, an Archaean aged (>2,5Ga) stable crustal block which forms the geological basement in Sierra Leone, Liberia and parts of Guinea, Cote d'Ivoire and Ghana (Figure 1-2). The core of Archaean sequences is surrounded by younger Palaeo-Proterozoic (2,2Ga-2,0Ga) sedimentary and volcanic units, collectively known as the ”Birimian”, that form narrow (20 km to 60 km wide) alternating belts of mafic volcanic greenstone units, separated by wider basins of mainly marine clastic sediments. The greenstone belt-sedimentary basin trend is northeast-southwest across central and southern Ghana and can may be traced for hundreds of kilometres along strike. At least five greenstone belts are identified, namely the Ashanti, Asankrangwa, Sefwi, Kibi and Bui belts (Figure 1-2) The intervening sedimentary basins include from east to west; the Cape Coast Basin, Kumasi Basin and the Sunyani Basin.

The geology of Ghana is dominated by predominantly metavolcanic paleoproterozoic Birimian Supergroup (2.25 – 2.06 billion years ago) sequences inclusive of the clastic Tarkwaian Group sediments (2.12 -2.14 billion years), after WAXI 2015) in the central-west and northern parts of the country. Clastic shallow water sediments of the Neoproterozoic Volta Basin cover the northeast of the country (Figure 1-2). A small strip of Paleozoic and Cretaceous to Tertiary sediments occur along the coast and in the extreme southeast of the country.

The Birimian rocks formed during two major orogenic phases, the Eoeburnian from ca. 2250-2150 Ma, and the Eburnian between ca. 2116-2060 Ma. These two orogenic stages were separated by a major extensional event during which flysch type basins developed throughout the southern and western parts of the Birimian. A marked break in the timing of events is apparent between eastern (Cote d’Ivoire/Ghana) and western parts of the Birimian, near the centre of the West African Craton and the western margin of the Comoé Basin in Cote d’Ivoire.

Key geotectonic events are:

•	In Ghana Eoeburnian plutonism and contractional deformation occurred between ca. 2190-2140 Ma

•	Basin formation between the Eoeburnian and Eburnian cycles occurred between ca. 2130-2116 Ma in Ghana

•	Eburnian plutonism had essentially ceased by ca. 2095 Ma in Ghana

•

Gold mineralisation in Ghana occurred during wrench deformation at ca. 2100-2090 Ma, after severe compression and probable basin inversion. At Nkran two distinct gold deposition periods are associated with early ductile-brittle deformation and a later cross cutting brittle quartz veining event.

Figure 1-3: West Africa and southwest Ghana geological framework and location of the Nkran deposit (Asanko Gold Mine) (Source: 12/17 DFS)

The Birimian rocks consist of narrow greenstone (volcanic) belts, which may be traced for hundreds of kilometres along strike, but are usually only 20 km to 60 km wide. These belts are separated by wider basins (such as the Kumasi Basin) of mainly marine clastic sediments. Along the margins of the basins and belts, there appears to be considerable inter-bedding of basin sediments and volcanoclastic and pyroclastic units derived from the volcanic belts. Thin, but laterally extensive chemical sediments (exhalites), consisting of chert and fine-grained manganese-rich and graphitic sediments often mark the transitional zones. The margins of the belts commonly exhibit faulting on local and regional scales. These structures are fundamentally important in the development of gold deposits for which the region is well known.

Figure 1-4: Geology of Southwest Ghana highlighting the Regional Geology around the AGM (Source: 12/17 DFS)

The Tarkwaian rocks consist of a distinct sequence of metasediments (quartzite, conglomerate and phyllite) occurring within a broad band along the interior of the Ashanti Belt. Conglomerates host important palaeoplacer gold deposits in the Tarkwa district. Equivalent rock types occur in other belts of the region, but in relatively restricted areas. In the type locality at Tarkwa, the sequence is in the order of 2.5 km thick, whereas in the Bui belt, comparable units are approximately 9 km thick. These sediments mark a rapid period of erosion and proximal deposition during the late-stage of the orogenic cycle. They unconformably overlie the Birimian metavolcanics at the Damang mine near Tarkwa. (Figure 1-6) shows the generalized stratigraphy of southwest Ghana.

PHANEROZOIC
(< 542 Ma)
> 1000 m
Sandstones and shales
Unconformity
TARKWA GROUP
(2107 - 2097 Ma)
> 1300 m
Huni Series
Sandstones and phylites
Cross-bedded stratification
2097 ± 2 Ma, Oberthür et al.,1998
(Granitoid intrusion)
Dolerite Sills
2102 ± 13 Ma, Adadey et al.,2009
(Gabbro)
< 400 m
Tarkwa Phyllites
< 600 m
Banket Conglomerates
(Tarkwa Paleoplacer)
< 2107 Ma (Detrital zircon)
Reinterpreted after Pigois et al.,2003
< 700 m
Kawere Conglomerates
Kawere Conglomerates
Great Unconformity
KUMASI GROUP
(2154 - 2125 Ma)
Phyllites
≈ 1100 m
Volcanoclastics
2136 ± 19 Ma, Adadey et al.,2009
(Granitoid intrusion)
≈ 700 m
Volcanoclastics
2142 ± 24 Ma, Adadey et al.,2009
(Andesitic volcanism)
Phyllites
≈ 2000 m
Volcanoclastics
< 2154 ± 2 Ma, Oberthür et al.,1998
(Detrital zircon)
Predominantly metasediments
Unconformity
SEFWI GROUP
(> 2174 Ma)
≈ 600 m
Basalts or Andesites
> 2174 ± 2 Ma, Oberthür et al.,1998
(Syn-tectonic granitoid intrusion)
Birimian Supergroup
≈ 700 m
Volcanoclastics
Syn-sedimentary normal faults
≈ 300 m
≈ 300 m
Phyllites
≈ 200 m
Volcanoclastics
≈ 400 m
Basalts or Andesites
Gabbros or diorites
± 700 m
Gabbros or diorites
Predominantly metavolcanics
≈ 600 m
Basalts or Andesites
≈ 500 m
Volcanoclastics
≈ 300 m
Basalts or Andesites (with Pillows)
≈ 200 m
Volcanoclastics

Scource: Adapted from Precambrian Research, May 2012, Perroutya, S. et al.

CONSULTING	Generalised Stratigraphy of Southwest Ghana	September 2014

Figure 1-5: Generalized Stratigraphy of Southwest Ghana (Source: 12/17 DFS)

The Birimian sediments and volcanics have been extensively metamorphosed to greenschist facies, although in many areas, higher temperatures and pressures are indicated by amphibolite facies. Multiple tectonic events have affected virtually all Birimian rocks with the most substantive being a fold thrust compressional event (Eburnean Orogeny) that affected both volcanic and sedimentary belts throughout the region and to a lesser extent, Tarkwaian rocks. For this reason, relative age relations suggest that final deposition of Tarkwaian rocks took place as the underlying and adjacent volcanic and sedimentary rocks were undergoing the initial stages of compressional deformation. Studies in the western part of the region (Milesi et al., 1992) have proposed several separate phases of folding and faulting suggesting a change in stress direction from northeast to southwest to north to south. However, a regional synthesis by Eisenlohr (1989) has concluded that although there is considerable heterogeneity in the extent and styles of deformation in many areas, most of the structural elements have common features, which (in his opinion) are compatible with a single, extended and progressive phase of regional deformation involving substantial northwest-southeast compression.

Ongoing studies of the geotectonic evolution of the Birimian have involved more extensive precision U/Pb age dating (eg WAXI 2016), the results of which have significantly improved the constraints on timing of deformation as well as the timing of gold mineralization events. This work is supporting at least two periods of basin sedimentation (2135-2116 Ma and 2105-2070 Ma) and accretionary (oblique compression) tectonics (2116 – 2105 Ma and 2070-1980 Ma), as well as two ages of gold deposition in the Asankrangwa Belt.

AGM Gold Deposit and Geological Overview

The AGM is a collective term for the significant Nkran and Esaase gold deposits plus nine other satellite deposits. These are located on the Asankrangwa Belt within the Kumasi Basin sediments. Nkran was previously exploited by Resolute (1997-2001) and produced approximately 730,000oz Au. The Nkran pit was dewatered and reopened by Asanko Gold in 2015-2016.

Although each gold occurrence within the AGM has its own idiosyncrasies, geological and geophysical studies have advanced a similar mine scale setting for all the deposits discovered to date (Table 1-2).

There is an underlying structural relationship between reactivated WNW basement structures and the dominant NE-SW shears that have juxtaposed the sandstone, siltstone and lesser shale metasedimentary packages, coupled by N-S structures that may control flexures in the steeply dipping sediments.

All deposits have intrusive tonalitic – porphyritic granite dykes and small apophyses that have been emplaced after the main shortening deformation and syn-late with the transpressive shearing of the metasedimentary rock package.

Gold mineralization has occurred at least twice at two or more distinct deformational events.

Gold occurs largely as free particles. It is deposited in economic concentrations predominantly around zones of rheological contrast between sandstone (porous) and siltstone facies (non-porous) that are commonly subvertical shear zones, as well as in late, shallow dipping conjugate quartz vein arrays that transgress rheologically contrasting metasedimentary units and the later granite intrusives.

Table 1-2: Summary of AGM Mineral Deposits (Source: 12/17 DFS)

Deposit	Mineral Style	Main host rock	Measured & Indicated Mineral Resources	Proven & Probable Mineral Reserves
Nkran	D2 shear + granite + Late conjugate QV’s	Qtz sandstone + granite + QV’s	30.07Mt @ 1.78 g/t Au for 1.72 Moz	22.77Mt @ 1.91 g/t Au for 1.40 Moz
Esaase	D2 shear + tensional QV’s	Highly deformed sandstone- siltstone-shale + QV’s	84.02Mt @ 1.38 g/t Au for 3.72 Moz	62.56Mt @ 1.39 g/t Au for 2.94 Moz
Akwasiso	D2 shear + granite + Late conjugate QV’s	Qtz sandstone + granite + QV’s	6.33Mt @ 1.50 g/t Au for 0.31 Moz	4.95Mt @ 1.51 g/t Au for 0.24 Moz
Dynamite Hill	Granite + Late conjugate QV’s	Qtz sandstone + granite	3.41Mt @ 1.48 g/t Au for 0.16 Moz	2.84Mt @1.49 g/t Au for 0.14 Moz
Adubiaso	D2 shear + granite dyke + Late conjugate QV’s	Qtz sandstone + granite	2.73Mt @ 1.80 g/t Au for 0.16 Moz	2.28Mt @ 1.90 g/t Au for 0.14 Moz
Abore	D2 shear + granite dyke + Late conjugate QV’s	Granite + QV’s	5.33Mt @ 1.45 g/t Au for 0.25 Moz	3.18Mt @ 1.48 g/t Au for 0.15 Moz
Nkran Extension	D2 shear + Late conjugate QV’s	Qtz sandstone	0.19Mt @ 2.70 g/t Au for 0.02 Moz	0.19Mt @ 2.24 g/t Au for 0.01 Moz
Adubiaso Ext	D2 shear + late conjugate QV’s	Qtz sandstone	0.42Mt @ 1.61 g/t Au for 0.02 Moz	0.21Mt @ 1.53 g/t Au for 0.01 Moz
Asuadai	D2 + Granite + late conjugate QV’s	Granite + QV’s	1.88Mt @ 1.22 g/t Au for 0.07 Moz	1.30Mt @ 1.09 g/t Au for 0.05 Moz

2°W
1°52'W
N
Sky Gold Area "A"
Sky Gold Area "B"
Sky Gold Area "C"
Mpatoam
Mepom
Esaase
Esaase
Jeni River
Abore
Abore
Asuadai
Dynamite Hill
Besease
Adubiaso Ext
Adubiaso
Akwasiso
Nkran Ext
Nkran
Gyagyatreso
Datano
Aketiso
New Obuase
Legend
Lithologic Domains
0
2.5
5
10
Kilometers

Figure 1-6: AGM leases and regional geological interpretation with gold deposits (Source: 12/17 DFS)

In 2013 an exercise was initiated to generate 3D litho-structural models for all of the AGM deposits. This was intended to increase the geological and structural understanding of the AGM deposits, as well as introduce proper geological and structural controls into the updated MRE. The process involved geological and structural re-logging of drill core, interpretation of historic flitch diagrams, and use of Leapfrog® software to produce the 3D litho-structural models.

These models are currently being updated with recent drilling data and integrated into Micromine and Datamine 3D modelling software.

In addition to the creation of the 3D litho-structural models, Asanko Gold initiated a prospectivity mapping analysis of the Asankrangwa Belt. This exercise provided a basis to collate available regional geophysical and geological data, as well as drilling and geochemical survey information. An important outcome of the regional and local structural interpretation was the completion of a revised property geological map (Figure 1-7)

During 2016 Asanko Gold completed a full (72 borehole) relog of the Nkran deposit, and subsequently updated the 3D litho-domaining used for the Nkran MRE.

Figure 1-7: The Nkran Pit Geology (Source: 12/17 DFS)

Figure 1-8: Nkran cross section at 10400N, looking north (Source: 12/17 DFS)

Exploration

The Company initiated an ongoing systematic exploration program, that includes regional (generative) and near mine (advanced) program, targeting new gold deposits as well as incremental mineral resources (oxide and fresh). The regional prospectivity work was initiated during 2014, and advanced drilling programs have been ongoing since Q1 2015. The key elements completed to date:

•	Prospectivity analysis of the Kumasi Basin

•	June 2014 CJM Technical report on the Asanko Gold assets and revised mineral resource estimations

•	Review of previous exploration and drilling programmes

•	Exploration target prioritisation for generative and advanced exploration

•	3,000 line kilometre Heli-borne VTEM survey infilling previous gaps in coverage

•	Updated regional geological interpretation based on the interpretation of the VTEM survey

•	3-D inversion study of the VTEM data

•	Two relogs of Nkran DD core, detailed

•	Updated Nkran geological model

•	Evaluation drilling to Indicated resource classification at the Dynamite Hill, Akwasiso, Nkran Extension and Adubiaso Extension projects;

•	Updated MRE for Nkran, Dynamite Hill, Akwasiso, Nkran Extension and Adubiaso Extension

The statistics of this exploration work are shown below in Table 1-3.

Table 1-3: Statistics of Exploration Work (Source: 12/17 DFS)

Surface Geochem Stats.	Sample Type
Year	Grab	Rock		Soil	Grand Total
2016	24	7		190	221
2017	17			619	636
Grand Total	41	7		809	857
Drilling Statistics	Hole Type
Year	DDH	RC	RCD	TR	Grand Total
2014	9	48			57
2015		65		17	82
2016	25	167	11	23	226
2017	10	28	26	7	71
Grand Total	44	308	37	47	436
Grade Control Sampling	Sampling Method
Open Pit and Year	RC	RCD	RL	TR	Grand Total
2015	1,902		107	2	2,011
Nkran Pit	1,902		107	2	2,011
2016	3,322				3,322
Adubiaso Extension	323				323
Nkran Pit	2,999				2,999
2017	1,379	1	15		1,395
Akwasiso Pit	313		15		328
Nkran Pit	1,066	1			1,067
Grand Total	6,603	1	122	2	6,728

Drilling

Drill traverses for all project areas are generally aligned perpendicular to the local NE-SW mineralized trends. A variety of drilling methods have been used for exploration and pit evaluation over the years.

To date, a total of 3,552 evaluation DD, RC and RCD boreholes totaling 504,768m have been drilled in the AGM deposits, as well as nearly 103,000 Grade Control boreholes totaling over 685,000m.

Table 1-4: Asanko Gold Summary Drilling to 31 December 2016 (Source: 12/17 DFS)

Deposit	DDH		RCD		RC		GC		RAB
	No	Meters	No	Meters	No	Meters	No	Meters	No	Meters
Nkran	279	83,567	29	8,532	556	26,810	97,939	620,028	-	-
Esaase	111	24,341	289	92,093	716	111,584	-	-	-	-
Abore	54	9,437	-	-	-	-	3,006	42,003	31	716
Abore N	15	1,985	-	-	409	31,594	-	-	-	-
Adubiaso	53	10,327	4	590	289	26,495	-	-	-	-
Adubiaso Ext	-	-	-	-	35	3,460	4,986	65,258	-	-
Asuadai	68	8,820	-	-	84	5,551	-	-	209	5,931
Dynamite Hill	12	2,502	1	249	158	18,303	-	-	-	-
Akwasiso	59	10,888	8	2,168	231	16,991	-	-	2	87
Nkran Ext	-	-	3	698	89	7,781	-	-	-	-
Total	651	151,868	334	104,330	2,567	248,570	105,931	727,289	242	6,734

The resource drill hole spacing varies between the projects, ranging from 10m to 20m across strike to 20m to 50m along strike (to define near mine surface projections of mineralization). Drill coverage at depth is variable approaching the maximum drilled depth on the property of 590m from surface in drill hole RCD802A at the Nkran project.

The drilling density is considered appropriate to define the geometry and extent of the mineralization for the purpose of estimating gold resources, given the understanding of the local project geology, structure and confining formations. The Company’s strategy is to conduct drilling sufficient to assume geology and grade continuity to a level to support at least Indicated Mineral Resources and thus support the application of modifying factors in sufficient detail to support mine planning and evaluation of economic viability. Recent analysis suggests that intersection spacing of 25m to 40m fulfils this criteria.

Table 1-5: Confidence Levels of Key Criteria for Drilling, Sampling and Geology (Source: 12/17 DFS)

Items	Discussion	Confidence
Drilling Techniques	RC/Diamond - Industry standard approach.	High
Logging	Standard nomenclature and apparent high quality.	High
Drill Sample Recovery	Diamond core and RC recovery adequate.	High
Sub-sampling Techniques and Sample Preparation	Industry standard for both RC and Diamond core.	High
Quality of Assay Data	Quality control conclusions outlined in Section 14. Some issues were identified. Recent improvements were noted.	Moderate
Verification of Sampling and Assaying	Dedicated drill hole twinning to reproduce original drill intercepts.	High
Location of Sampling Points	Survey of all collars with adequate down hole survey. Investigation of available down hole survey indicates expected deviation.	High

Items	Discussion	Confidence
Data Density and Distribution	Core mineralisation defined on a notional 40 mE by 30 mN drill spacing with a small area drilled at 20 mE by 20 mN. Other areas more broadly spaced to approximately 80 mN.	Moderate to High
Database Integrity	Minor errors identified and rectified	High
Geological Interpretation	The broad mineralisation constraints are subject to a large amount of uncertainty concerning localised mineralisation trends as a reflection of geological complexity. Closer spaced drilling is required to resolve this issue.	Moderate
Rock Dry Bulk Density	DBD measurements taken from drill core, DBD applied is considered robust when compared with 3D data.	High below top of transition, moderate in oxide material

Sampling, Analysis and Data Verification

Nkran

RC drill chips were collected as 1m intervals down hole via a cyclone into PVC bags, and then weighed prior to splitting. The collected samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3kg was collected for submission to the laboratory for analysis. All 1m interval samples were analyzed. RC chip trays were systematically compiled and logged with all bulk rejects stored at the project site. Unfortunately, sun damage through improper storage has destroyed most of the bulk rejects at the Project. A full record of pulp samples is stored in containers on both sites.

Grade Control drilling at Nkran was initiated mid-2015. The sampling methodology is the same as above, although samples are collected on a 1.5m down hole basis, due to the 3m flitch and 6m bench thicknesses. Currently the splitter methodology on the Grade Control rigs is being modified with instalment of the latest Metzke rotary splitters, which generate 3 equal samples (assay, backup, geology) for each sample interval.

The sampling review for the project has been thorough. Initially H&S (2010) carried out a detailed review of sampling procedures and protocols; this was followed by SRK’s QA/QC review (March 2011) and a later detailed QA/QC analysis of assays and densities in September 2011. This was again updated by the addition of the latest set of QA/QC data from August 2011 to January 2012, as well as that from Dynamite Hill in 2013 and 2014. The QA/QC sampling conducted during 2015 and 2016 has been incorporated into this report. CSA have conducted independent reviews of sample methodologies and QAQC practices applied by Asanko Gold on site.

SRK has observed the onsite sample processing facility at Nkran and preparation procedures (core splitting, panning, logging, sampling and storage). The observation by SRK was that the methodology and procedures used were appropriate and this is detailed in previous NI 43-101 technical reports. Subsequent site visits by CJM and latterly CSA for purposes of the updated MRE made the same conclusions.

Original sampling was predominantly carried out at 1.0m intervals, but sample intervals ranging from 0.25m to 5m have also been utilized.

It should be noted that these sampling intervals are much smaller than the true width of overall mineralized zones, which is variable throughout the deposit, but is typically in excess of 30m.

Esaase

RC drill chips were collected as 1m intervals down hole via a cyclone into PVC bags, and then weighed prior to splitting. The collected samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3kg was collected for submission to the laboratory for analysis. All 1m interval samples were analyzed. RC chip trays were systematically compiled and logged with all bulk rejects stored at the project site. Unfortunately, sun damage through improper storage has destroyed most of the bulk rejects at the Project. A full record of pulp samples is stored in containers on both sites.

Grade Control drilling at Nkran was initiated mid-2015. The sampling methodology is the same as above, although samples are collected on a 1.5m down hole basis, due to the 3m flitch and 6m bench thicknesses. Currently the splitter methodology on the Grade Control rigs is being modified with instalment of the latest Metzke rotary splitters, which generate 3 equal samples (assay, backup, geology) for each sample interval.

The sampling of the core was subject to the discretion of the geologist completing the geological logging. Early in the exploration, nominal 2m intervals samples were taken unless otherwise dictated by geological, or structural features. After December 2006, the sample interval was 1m intervals with the majority (90.7%) of samples submitted to the laboratory as half core and the remaining submitted as whole, or quarter core.

The sampling intervals are significantly smaller than the true width of overall mineralized zones, which is variable throughout the deposit, but is typically in excess of 30m.

After the marking out of the required interval, the core was cut in half by electric diamond blade core saw. The cut is made 1 cm to the right (looking down hole) of the orientation line with the left side being retained and the other half broken up for assay.

In the upper Oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut, or cleave the core.

Core structure orientations were routinely recorded to assist in determining the controls on mineralization, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics.

The core is transferred from the trays and pieced together on a V-rail (angle iron) rack and the orientation line (bottom of hole), determined by the orientation tool recorded during drilling, is drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, lithology, weathering and oxidation, rock strength, RQD percentage and rock defects including frequency, orientation, type and characteristics. A set of approximately 28 oriented core HQ3 core holes have been drilled radially outward from within the deposit through depths beyond an assortment of potential pit wall limits.

Mineral Processing and Metallurgical Testing

The Obotan Gold Project was developed by Resolute during 1996-1997. In 1999 Resolute completed an upgrade study to expand the Obotan Gold Project to treat Oxide ore from the satellite pit Adubiaso and primary ore from the Nkran ore body. After the closure of the Resolute mining operations at Obotan in November 2002, further metallurgical test work campaigns were carried out for the treatment of Obotan ore. The AGM Phase 1 flow sheet was developed on historical operating data and testing conducted on Obotan samples in 2015. The AGM Phase 1 circuit was based on a typical single stage crushing, SABC milling circuit with gravity concentration followed by a CIL plant, and was commissioned in 2016.

The Esaase deposit has been subjected to six phases of metallurgical test work aimed at determining comminution, gravity, and leaching and flotation parameters. As a result of the findings from the Phase IV test work the final process for the Esaase 2012 PFS included ball milling, gravity gold recovery from the milling circuit and flotation of the milled product, at a grind of 80% passing 75 µm. The flotation concentrate would then be subjected to ultra-fine grinding, treated in a gravity concentration circuit and leached with cyanide in a CIL circuit for gold recovery. In late 2014 and early 2015 further metallurgical test work was undertaken to support the AGM Phase 2 PFS which considered the combined treatment of Esaase and Obotan ore at a central processing facility consisting of a 3Mtpa gravity-CIL circuit and a 5Mtpa gravity-Flotation-Regrind-Concentrate CIL circuit. The PFS targeted the treatment of the majority of the Obotan and Esaase sulphide material in a new 5Mtpa gravity-Flotation-Regrind-Concentrate CIL circuit, while the remaining material reported to existing 3Mtpa gravity-CIL processing circuit.

Further test work was conducted as part of the 2016 AGM DFS, during which the opportunity was investigated to process Obotan gravity tailings and Esaase flotation concentrate as a combined feed stream to the existing Phase 1 CIL circuit. Laboratory recovery was unaffected by the co-processing of the Obotan gravity tailings and Esaase flotation concentrate, however, carbon adsorption test work indicated slow carbon adsorption kinetics for the co-processed slurry due to carbon poisoning of the Esaase flotation reagents, which resulted in additional capital cost required to allow for extra adsorption stages to limit gold solution losses.

Based on the above, a decision was taken to re-evaluate the opportunity of a whole ore leach circuit for the Esaase material. Additional gravity-CIL test work on Esaase Sulphide material was then conducted as an addendum to the Phase 2 test work campaign, to investigate and support the decision to change the P10M processing plant from a 5 Mtpa gravity-Flotation-Regrind-Concentrate CIL circuit to a gravity-CIL circuit. During the addendum test campaign, the Esaase Sulphide material achieved similar recovery to the Obotan Sulphide material when processed in the same gravity-CIL circuit configuration at a grind of 80% passing 106 µm. Final residue grades ranging from 0.100 g/t Au to 0.125 g/t Au where achieved resulting in overall recovery of 93.5% to 95.6% .

Mineral Resource and Mineral Reserve Estimates

The global AGM MRE includes the Nkran, Adubiaso, Adubiaso Extension, Nkran Extension, Abore, Dynamite Hill, Asuadai, Akwasiso, Esaase Main, Esaase B and Esaase D deposits.

Asanko’s Mineral Resources disclosures use a >0.5 g/t Au cut-off and a constraining pit shell equivalent to a $1,500/oz Au price (May 2017). The previous Asanko MRE (2014), undertaken by CJM Consulting (“CJM”), were stated at a 0.8 g/t Au cut-off, with the exception of the Esaase deposit, which was stated at 0.6 g/t Au cut-off. No other constraints were applied.

The updated AGM global MRE, as at December 31, 2016 and in the case of Akwasiso as at April 25, 2017, has been adjusted to be in line with accepted resource disclosure practice and applied a 0.5 g/t Au cut-off and a constraining $1,500/oz Au pit shell. The AGM mineral reserves, which are the economically viable portion within the $1,500/oz pit shell resources, are estimated at a $1,300/oz Au price. Based on the 12/17 DFS, the AGM mineral reserves support a variable LoM between 21 years, if the Company only processes 5Mtpa (P5M) or 12 years if the Company decides to double its processing capacity to 10Mtpa (P10M).

With respect to the AGM Mineral Resource and Reserve disclosures, it should be noted that:

•	Asanko has adjusted the mineral resource constraining Au price shell from $2,000/oz Au (refer to press release dated 24 February 2017) to $1,500/oz Au

•	All Mineral Resources are stated inclusive of Mineral Reserves

•	The adoption of a $1,500/oz Au resource shell does not impact stated Mineral Reserves

•	Economic evaluation of the AGM is based on Mineral Reserves, not Mineral Resources

•

Given that the AGM has between a 12 and 21-year LoM based on current mineral reserves, $1,500/oz was deemed by CSA as an appropriate future gold price for the potential of “eventual economic extraction” and best practice Mineral Resource disclosure

Cut-off Grade Estimate

The AGM Mineral Resource cut-off grade (0.5 g/t Au) is based on the actual operating expenditure for the Nkran pit. The operating costs for the Nkran pit opencast mining from April 2016 (commencement of commercial production) to the end of May 2017 have been used as a basis of establishing a pay limit or break-even grade (Table 1-6) The analysis indicates a pay limit of 0.45 g/t Au. This supports the application of a cut-off grade of 0.50 g/t Au for Mineral Resource disclosure. This cut-off has been deemed appropriately conservative for this purpose and validated by Malcolm Titley (CSA).

Table 1-6: Nkran Pay Limit Calculation based on Actual Operating Costs (Source: 12/17 DFS)

	Opex	Gold	Pay Limit	Ave. Selling Price $/oz	Opex Costs $/t
	$/t	$/g	Au g/t		Mining	Processing	G&A
April 2016 – May 2017	17.50	39.15	0.45	1,247	3.66	13.00	0.84

Mineral Resource Summary

The MRE for the AGM, as of December 31, 2016 and in the case of Akwasiso as at April 25, 2017, is summarized as follows:

Table 1-7: Asanko Gold Mine Global Resource Estimate (Source: 12/17 DFS)

Deposit	Measured			Indicated			Total (M&I)
	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
Esaase	26.49	1.38	1.17	57.53	1.38	2.55	84.02	1.38	3.72
Nkran	5.50	1.68	0.30	24.57	1.81	1.43	30.07	1.78	1.72
Akwasiso	-	-	-	6.33	1.50	0.31	6.33	1.50	0.31
Abore	2.23	1.41	0.10	3.09	1.48	0.15	5.33	1.45	0.25
Dynamite Hill	-	-	-	3.41	1.48	0.16	3.41	1.48	0.16
Adubiaso	1.38	1.89	0.08	1.35	1.72	0.07	2.73	1.80	0.16
Esaase D	0.83	1.11	0.03	1.16	1.42	0.05	2.00	1.29	0.08
Esaase B	0.75	1.01	0.02	1.90	0.78	0.05	2.65	0.84	0.07
Asuadai	-	-	-	1.88	1.22	0.07	1.88	1.22	0.07
Adubiaso Extension	0.16	1.96	0.01	0.26	1.71	0.01	0.42	1.61	0.02
Nkran Extension	-	-	-	0.19	2.70	0.02	0.19	2.70	0.02
Total	37.34	1.43	1.72	101.67	1.49	4.87	139.01	1.47	6.59

AGM Inferred Resources 31 December 2016 (Akwasiso 25 April 2017): 0.5 g/t Au cut-off within a $1,500/oz Au Shell
Deposit	Inferred
	Mt	Au g/t	Au oz	Au Moz
Esaase Main	0.09	1.08	2,812	0.003
Nkran Main	0.31	1.86	18,319	0.018
Abore	1.28	1.61	66,084	0.066
Dynamite Hill	0.21	1.58	10,726	0.011
Akwasiso	0.18	0.81	4,611	0.005
Adubiaso	0.01	1.92	364	0.000
Esaase D	1.01	1.26	40,916	0.041
Esaase B	2.12	0.86	58,278	0.058
Asuadai	0.63	1.75	35,115	0.035
Adubiaso Ext	0.14	3.10	13,741	0.014
Nkran Ext	0.01	1.02	254	0.000
Total	5.96	1.31	250,966	0.251

Notes:

(1)	Due to rounding differences some M&I totals may not add exactly with the Measured and Indicated figures.
(2)	CJM estimated Esaase in October 2012, Abore, Adubiaso, and Asuadai in April 2014, Adubiaso Extension and Nkran Extension in 2016.
(3)	CSA Global re-estimated Nkran and Dynamite Hill in January 2017 and Akwasiso in April 2017 and audited Esaase. The resource cut-off grade used for all deposits is 0.5 g/t Au within a Whittle Pit Shell at $1,500/oz Au. Columns may not add up due to rounding.
(4)	All references to tonnes are in metric tonnes.
(5)	The Mineral Resources are stated as in situ tonnes. The tonnages and contents are stated as 100%, which means no attributable portions are stated in the table.
(6)	Individual Densities were used per mineral zone.
(7)	Conversion from grams to ounces – 31.1035

Qualified Person

Qualified Persons from CJM and CSA compiled the components of the MREs, in compliance with the definitions and guidelines for the reporting of Exploration Information, Mineral Resources and Mineral Reserves in Canada, “the CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” (2014). These MRE also adhere to the Rules and Policies of the National Instrument 43-101 Standards of Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP.

On a global basis, both CJM and CSA are satisfied that the MRE globally reflects the ore bodies based on the available data.

Suitably experienced and qualified geologists, surveyors and other Mineral Resource practitioners employed by Asanko Gold were responsible for the capture of the drill hole information and geological information.

For the purposes of this disclosure CJM has estimated the MRE for the AGM projects Esaase, Abore, Asuadai, Adubiaso, Adubiaso Extension and Nkran Extension, and CSA estimated the MRE for Nkran and Dynamite Hill, and has overseen the Akwasiso MRE (April 2017). All other estimates are as at 31 December 2016. All gold grade estimation was completed using Ordinary Kriging. This estimation approach was considered appropriate based on a review of various factors, including the quantity and spacing of available data, the interpreted controls on mineralization, and the style and geometry of mineralization.

Asanko Gold Mine Mineral Reserve Statement

Open Pit Mineral Reserves

The MRev for the Nkran, Dynamite Hill and Akwasiso deposits have been estimated using the updated MRE that was prepared by CSA. The MRev for Esaase, Abore, Adubiaso, Asuadai, Adubiaso Extension and Nkran Extension deposits were estimated using the resource model that was prepared by CJM (CSA validated the CJM Esaase MRE). The Mineral Reserves are the portion of the Measured and Indicated Mineral Resources that have been identified as being economically extractable and which incorporate mining loses and the addition of waste dilution.

The MRev for each of the deposits were developed through the open pit optimization analysis utilizing industry standard and accepted 3D Lerchs-Grossmann algorithm to determine the economic pit limits based on technical, financial and cost inputs. These inputs include unit mining costs, processing costs, general and administrative costs, and unit revenue estimates. Pit optimization technical parameters include pit footprint constraint, estimates of mining dilution, mining loss, process recovery, and pit overall slope angles. Pit overall slope angles are derived from geotechnical criteria adjusted for the expected haulage ramp layout.

In accordance with the guidelines of National Instrument 43-101 Standards of Disclosure for Mineral Projects and the CIM’s Definition Standards for Mineral Resources and Mineral Reserves, only those ore blocks classified in the Measured and Indicated categories are allowed to drive the pit optimization for a feasibility level study. Inferred resource blocks, regardless of grade and recovery, bear no economic value and are treated as waste.

The pit optimization analysis process identified the pit shell for each of the deposits that should be used as the basis for the open pit detailed design. The additional Measured and Indicated Mineral Resources that are outside the limits of these optimized pit shells were not considered for an underground mining operation. The cut-off grade for the open pit mines was calculated to be 0.5 g/t and 0.7 g/t for oxide and fresh material at the Obotan deposits respectively. The economic cut-off grade of 0.6 g/t Au was determined at the Esaase deposit.

The identified pit-shells resultant from the open pit optimization analysis were used in conjunction with the pit slope recommendations and technical parameters to execute a detailed mine design and associated mine schedule.

Table 1-8: Mineral Reserve Statement (Source: 12/17 DFS)

Deposit	Classification	Tonnage (Mt)	Grade (g/t Au)	Content (Moz Au)
Nkran	Proven	4.40	1.85	0.26
	Probable	18.37	1.93	1.14
	Total	22.77	1.91	1.40
Nkran Ext	Proven	0.11	2.47	0.01
	Probable	0.08	1.91	0.00
	Total	0.19	2.24	0.01
Abore	Proven	1.59	1.44	0.07
	Probable	1.60	1.53	0.08
	Total	3.18	1.48	0.15
Adubiaso	Proven	1.04	2.00	0.07
	Probable	1.04	1.82	0.07
	Total	2.09	2.08	0.14
Adubiaso Ext	Proven	0.12	1.66	0.01
	Probable	0.09	1.34	0.00
	Total	0.21	1.53	0.01
Dynamite Hill	Proven	-	-	-
	Probable	2.84	1.49	0.14
	Total	2.84	1.49	0.14
Akwasiso	Proven	-	-	-
	Probable	4.95	1.51	0.24
	Total	4.95	1.51	0.24
Asuadai	Proven	-	-	-
	Probable	1.30	1.09	0.05
	Total	1.30	1.09	0.05
Total Obotan Reserve	Proven	7.26	1.79	0.42
	Probable	30.47	1.76	1.72
	Total	37.74	1.76	2.14

Esaase (Main Pit)	Proven	21.51	1.44	1.00
	Probable	41.05	1.47	1.94
	Total Main Pit	62.57	1.46	2.94
Esaase (B Zone)	Proven	0.10	0.83	-
	Probable	0.00	0.92	-

Deposit	Classification	Tonnage (Mt)	Grade (g/t Au)	Content (Moz Au)
	Total B Zone	0.10	0.83	-
Esaase (D Zone)	Proven	0.20	1.05	0.01
	Probable	0.40	1.70	0.02
	Total D Zone	0.60	1.56	0.03
Total AGM Reserve	Proven	29.08	1.52	1.42
	Probable	71.92	1.59	3.68
	Total	101.00	1.57	5.11

Notes:

(1)	The effective date of the Mineral Reserves table above is December 31, 2016 and does not reflect the 2017 depletion of approximately 0.2Moz Au.
(2)	Mineral Reserves are defined within a mine design guided by Lerchs-Grossman (“LG”) pit shells.
(3)	The LG shell generation was performed on Measured and Indicated materials only.
(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal.
(5)	Tonnage and grade measurements are in metric units.
(6)	Reserves for each pit are based on detailed pit designed informed by $1,300/oz pit shells.
(7)	Minimum economic cut-off grade for Esaase deposits is 0.6g/t Au and Nkran fresh 0.7g/t Au. All other pits use an economic cut-off grade of 0.5g/t Au and 0.7g/t Au for oxide and fresh material respectively.
(8)	No inferred, deposit, or mineralized waste contributes value to the pit optimization.
(9)	No inferred, deposit, or mineralized waste is included in the Mineral Reserve.
(10)	Proven and Probable Mineral Reserves are modified to include ore-loss and dilution.
(11)	Reserve excludes Obotan surface stockpiles (as at 1st April 2011) of 1.95 Mt @ 1.22g/t Au.
(12)	Mineral Reserve excludes ~10Mt at 0.55g/t Au of very low-grade material in the measured and indicated categories contained within the Esaase main pit design.

The MRev for the AGM ore sources are not, at this stage, materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issue. Furthermore, the estimate of Mineral Reserves is not materially affected by any known mining, metallurgical, infrastructure, or other relevant factor.

Qualified Person

Thomas Obiri-Yeboah, Pr. Eng., Senior Mining Engineer of DRA Projects SA, is a QP under NI 43-101 and is independent of Asanko. The Mineral Reserve Estimate was prepared under his supervision. He is a member of the Engineering Council of South Africa, Registration #20100340. His technical expertise includes over 20 years in the mining sector covering production, planning and project work and he has been involved in numerous projects around the world with both base and precious metals. He spent 12 years modeling gold deposits for AngloGold Ashanti in West Africa.

Mining Operations

Mining Strategy

The DFS evaluated the expansion of the AGM in two phases, namely P5M and P10M, as well as the base case Phase 1 scenario. The mine plans are dated as of April 1, 2017 and readers are cautioned that the schedules of production provided in the following discussion reflect the different operating scenarios evaluated, and are not intended to be indicative of actual operating scenarios.

P5M entails the upgrade of the existing CIL processing facility, located at Obotan, from a design of 3Mtpa (operating currently at throughput of 3.6Mtpa) to a processing capacity of 5Mtpa. Ore tonnages are expected be supplied from the Obotan deposits until the Esaase overland conveyor is completed. The processing facility is expected to be fed with 3Mtpa from Obotan and 2Mtpa from Esaase prior to January 2019.

P10M comprises an increase in processing capacity to 10Mtpa by integrating an additional 5Mtpa CIL processing facility into the upgraded 5Mtpa facility at the Obotan site. Under this development plan, it is expected that Esaase will supply 7Mtpa and Obotan 3Mtpa to the expanded 10Mtpa processing facility.

The expanded 10Mtpa processing facility is anticipated to produce approximately 450,000 oz Au per year.

Mining Method

The mining method selected for the AGM will be a conventional open pit, truck and shovel, drill and blast operation. Vegetation, topsoil and overburden will be stripped and stockpiled for future reclamation use. The ore and waste rock will be mined with 6m high benches, drilled, blasted and loaded into rigid frame haul trucks (94t) with hydraulic excavators (17m3). The primary mining fleet of trucks and excavators will be supported by standard open-cut drilling and auxiliary equipment. Pit support equipment will consist of dozers, graders, fuel bowsers, water bowsers, hydraulic hammer, tractor-loader-backhoe and wheel loaders.

Several waste rock piles have been designed and located in close proximity to the open pits in order to reduce waste hauling costs. Waste rock backfilling of the open pit will be performed where possible with attention given to timing and potential sterilization.

Mining operations at the AGM will be 50 weeks per year, operating around the clock on two 12-hour shifts. During this period, the CIL plant will be either fed from the run of mine ore stockpile and/or going through scheduled maintenance.

Esaase is planned for a peak total material movement of 52Mtpa. The estimated increase in mining fleet requirements for Esaase is 96 pieces of mine equipment fleet, including 36 94t haul trucks, four hydraulic excavators with 17m3 buckets, 12 diesel-powered track production drills as well as various support and service equipment (graders, dozers, bowsers, front-end loaders etc.).

The increase in the AGM workforce has been estimated to be 43 employees assigned to the processing plant. The estimated mining contractor workforce for 52Mtpa peak mining rate has been estimated to be 479 mining contractor employees.

Production Schedule

Mine Production Schedules

The Obotan mine production schedule as per mine planning dated 1st April 2017 is reflected below:

Figure 1-9: Obotan mine schedule as of April 1, 2017 (Source: 12/17 DFS)

The Esaase mine production schedule is shown below.

Figure 1-10: Esaase Production Schedule (Source: 12/17 DFS)

Plant Feed Schedules

The plant feed schedule is developed from the expected commissioning dates for the two plants and the aligned mine production schedules. Cognizance of stockpiling and re-handling is taken into account. Figure 1-11 and Figure 1-12 below shows the P5M CIL and P10M CIL processing plant feed tonnage schedule respectively.

Figure 1-11: CIL P5M - Plant Feed Schedule (Source: 12/17 DFS)

Figure 1-12: CIL P10M - Plant Feed Schedule (Source: 12/17 DFS)

Figure 1-13 below shows the combined P10M CIL processing plant feed schedule.

Figure 1-13: Combined Plant Feed Schedule (Source: 12/17 DFS)

Total Recoverable Gold

Figure 1-14: Recoverable Gold (Source: 12/17 DFS)

Note:

(1)	Recovery in first and last year adjusted for inventory lock-up.

Processing and Recovery Operations

Recovery Methods

The AGM expansion projects are phased in two phases. The first phase of the project, P5M, includes the upgrading of the existing Phase 1 CIL plant throughput from 3.6Mtpa to 5Mtpa (Plant 1). The increased throughput will be achieved by supplementing the 3.6Mtpa of Nkran Sulphides material with oxide material, initially from a number of satellite pits and later from Esaase. A number of equipment upgrades are required to the existing circuit in order to process 5Mtpa.

The second phase of the project, P10M, includes the addition of a new 5Mtpa CIL processing facility (Plant 2), similar to the upgraded Phase 1 CIL plant design, to take the total processing throughput of the AGM to 10Mtpa. The additional feed will all come from the Esaase mine which is expected to ramp up to 7Mtpa.

AGM Phase 1 CIL Plan

The AGM Phase 1 processing plant was commissioned during Q4 2015 and operated at a throughput of 3.6Mtpa for the majority of 2017, achieving in excess of 94%. The AGM Phase 1 processing plant design is based on a typical single-stage crushing, SAG and ball milling circuit followed by a CIL plant. The flow sheet includes a single stage jaw crusher that can either feed onto a live stockpile, or directly into an open circuit SAG, (complete with pebble crusher) and ball milling unit in closed circuit with classification cyclones. A gravity recovery circuit is utilized to treat a portion of the cyclone underflow stream to recover coarse free gold from the recirculating load.

The milled product (cyclone overflow) gravitates to a pre-leach thickener, via a trash removal screen. Thickener underflow is pumped directly to a pre-oxidation stage followed by a seven stage CIL circuit. Leached gold absorbs onto activated carbon, which flows counter-currently to the gold-bearing slurry. Loaded carbon is directed to the 5t elution circuit while tailings gravitate to the cyanide destruction circuit.

Provision was made in the design for the detoxification of cyanide in the CIL tailings by means of the SO2/Air process, during which the WAD cyanide concentration is reduced in a single tank by means ofSMBS and air. The detoxified tailings product gravitates to the CIL tailings disposal tank via a sampling system from where it is pumped to the tailings storage facility.

Absorbed gold is eluted from the activated carbon by means of a heated solution of sodium cyanide and caustic soda via the split AARL procedure. Barren carbon from the batch elution process is directed to the carbon regeneration circuit, while the pregnant leach solution is routed to the electro winning circuit. After washing the gold sludge from the electro winning cathodes, the sludge is decanted and treated in a drying oven after which it is mixed with fluxes and loaded into an induction smelting furnace. After smelting the gold bullion bars are cleaned, labelled, assayed and prepared for shipping.

The Phase 1 CIL plant further incorporates water treatment, reagent preparation, oxygen generation and supply, compressed air and water services.

This process flow sheet is well known in industry and is relatively low risk as it has historically been proven a successful processing route for Obotan region ores during Resolute’s operations of 1998 to 2002.

Refer to Figure 1-15 for a simplified process flow diagram of the Phase 1 circuit.

Figure 1-15: Asanko Phase 1 Process Flow Sheet – 3Mtpa CIL Plant (Source: 12/17 DFS)

Project 10M CIL Plant

A number of equipment upgrades are required to the existing circuit in order to process 5Mtpa, as indicated in Figure 1-16 below.

Project 10M CIL Plant

The process flow sheet for the P10M CIL circuit will be based on the final P5M circuit, where feasible.

The P10M circuit will consist of a ROM handling and a closed circuit two-stage crushing circuit located at the Esaase mine pit, followed by stockpiling and loading of the stockpiled material onto the 27-kilometre overland conveying circuit to transport the crushed material to the Phase 1 processing site at Obotan where the milling, gravity recovery, and CIL circuit would be located. Provision is made for intermediate stockpiling of the Esaase crushed material and interlinking conveyors between the Project 5M and P10M CIL circuits to allow the processing of Esaase material in either of the CIL circuits.

The crushed Esaase material will feed onto a live, intermediate stockpile from where it can either be fed to the P5M (upgraded Phase 1) milling circuit, or to the P10M milling circuit once constructed.

The P10M ball milling circuit will operate in closed-circuit with a classification cyclone cluster. A gravity recovery circuit will be provided to treat the full cyclone underflow stream to maximize the recovery of coarse free gold from the recirculating load.

The milled product (cyclone overflow) will gravitate to the P10M pre-leach thickener, via a trash removal screen. Thickener underflow will be pumped directly to a pre-oxidation stage followed by a seven-stage CIL circuit, as per the existing plant.

Leached gold will adsorb onto activated carbon, which flows counter-currently to the gold-bearing slurry. Loaded carbon will be directed to the elution circuit while tailings will gravitate to a dedicated P10M cyanide destruction circuit. As per the existing circuit, provision will be made in the design to cater for the destruction of cyanide in the P10M CIL tailings using the SO2/Air process. WAD concentration will be reduced in a single tank by means of SMBS and air, after which the detoxified tailings will gravitate to a dedicated P10M CIL tails disposal system via a sampling system, from where it will be pumped to the expanded, common TSF.

As per the Phase 1 circuit, the absorbed gold will be eluted from the activated carbon by means of a heated solution of sodium cyanide and caustic soda via the split AARL procedure. Barren carbon from the batch elution process will be directed to a dedicated P10M carbon regeneration circuit, while the pregnant leach solution will be routed to an upgraded electro winning circuit. A dedicated 5t elution facility will be provided for P10M.

The P5M electro winning circuit and gold room will further be expanded as part of P10M to cater for the additional gold loading due to the inclusion of the second 5Mtpa CIL circuit. After washing the gold sludge from the electro winning cathodes, the sludge will be decanted and treated in either one of two drying ovens after which it will be mixed with fluxes and loaded into an induction smelting furnace. After smelting the gold bullion bars will be cleaned, labelled, assayed and prepared for shipping.

The P10M CIL plant will make use of the existing water treatment, reagent preparation, and reagent storage facilities where possible. Dedicated oxygen generation and supply, compressed air and water services will be provided for the P10M CIL plant.

Figure 1-16: Asanko Phase 2 Process Flow Sheet – 3.6Mtpa CIL Plant and 5Mtpa Flotation Plant (Source: 12/17 DFS)

Gold Recovery

Based on various metallurgical test work, as well as operational experience from previously mined deposits and the current Phase 1 Obotan plant, the overall expected gold recoveries for each of the AGM CIL circuits (as contemplated in the 12/17 DFS) is shown in Table 1-9 below

Table 1-9: Predicted AGM DFS P5M and P10M CIL Plant Recoveries (Source: 12/17 DFS)

		P5M CIL Plant	P10M CIL Plant
Mill Feed Tonnage	kt	58,525	44,219
Mill Feed Tonnage Split	%
Obotan Oxide	%	6.6%	0.0%

		P5M CIL Plant	P10M CIL Plant
Obotan Transitional	%	4.3%	0.0%
Obotan Fresh	%	55.3%	3.2%
Esaase Oxide	%	8.0%	24.4%
Esaase Transitional	%	3.6%	10.2%
Esaase Fresh	%	22.3%	62.2%
Mill Feed Grade	g/t Au	1.65	1.46
Gravity Recovery	%	52.5%	52.2%
CIL Feed Grade	g/t Au	0.78	0.70
CIL Residue Grade	g/t Au	0.10	0.09
Undiscounted Recovery	%	94.2%	94.1%
Recovery Discount	%	0.5%	0.8%
Discounted Recovery	%	93.7%	93.3%

Tailings Storage Facility

The TSF will consist of a multi-zoned downstream perimeter embankment, comprising a total footprint area of 378ha (basin area 278ha for the final TSF). The TSF is designed to store a total of 95Mt over the LoM. Expansion of the TSF is feasible without significant change to the design parameters, and up to 120Mt capacity has been considered in the design process.

Tailings will be discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the embankment. The design incorporates an upstream toe drain and basin under-drainage system in low lying basin areas to improve performance of the TSF. The under-drainage system comprises a network of collector and finger drains. The toe drain and under-drainage system drain by gravity to a collection sump located at the lowest point in the TSF.

Supernatant water will be removed from the TSF via submersible pumps located on a floating barge located within the supernatant pond throughout operation. Solution recovered from the decant system will be pumped back to the plant for re-use in the process circuits.

A downstream seepage collection system will be installed within and downstream of the TSF embankment, to allow monitoring and collection of seepage from the TSF in the collection sump located downstream of the final TSF.

Monitoring bores are being installed around the TSF, to constantly monitor water quality of the samples withdrawn from them. This will allow any seepage, or contamination to be detected, and will trigger the mitigation measures to be outlined in the TSF Management Plan.

The TSF embankment will be constructed in stages to suit storage requirements and the availability of suitable mine waste. It is envisaged that the upstream portions of the embankment will be raised annually by an earthworks contractor with the bulk embankment fill being placed as part of the mining operations on an ongoing basis.

The TSF design utilizes a beach angle that has been calculated using published methods and the overall design is regarded as conservative, with no unique, or unusual design parameters, or methodologies utilized in the design. The use of downstream raise construction methods promotes embankment stability, which has been demonstrated by the high factors of safety obtained for the stability assessment. The stability factors of safety comply with the latest Ghanaian mining regulations for up to 120Mt TSF capacity. It should be noted that these regulations factors of safety are higher than accepted worldwide standards.

Infrastructure, Permitting and Compliance Activities

Environmental and Social

The Company’s ESIA for Nkran was approved in 2015 by the EPA, resulting in the issuing of an environmental permit. An ESIA for Esaase pit and the overland conveyor between Esaase and Obotan was submitted to the EPA in November 2016 and the environmental permit was granted in January 2017.

Detailed baseline studies were completed and this provided the required level of information for development of the ESIA.

Air quality, noise, surface water hydrology, groundwater hydrogeology, water quality, soil, fauna and flora baseline studies were completed and reports generated. Traffic, socio-economic and medical surveys were likewise completed.

Asanko Gold held a number of public forums as part of the environmental permitting for P5M and P10M, in 2016. This included a visit by senior dignitaries from the Esaase community and the EPA to the Sasol operation at Secunda in South Africa to see one of the world’s longest single flight overland conveyors.

The Company engages regularly with a number of stakeholder groups and committees as platforms through which to provide project updates; address concerns and discuss matters of mutual interest. The Company also engages with local government and village leaders, including:

•	Amansie West District Assembly

•	Ministry of Food and Agriculture

•	Ghana Health Service

•	Land Valuation Board

•	Environmental Protection Agency

•	Forestry Commission

•	Minerals Commission

•	Inspectorate Division of Minerals Commission

•	Water Resources Commission

Health and Safety Report

The Company has maintained an industry-leading safety record of 0.17 LTIFR, despite one lost time injury occurring during Q1 2017.

Approvals and Community and Government Consultation

The Company engages with stakeholder groups and committees as platforms through which to provide project updates; address concerns and discuss matters of mutual interest. The Company also engages with local government and village leaders, including:

•	The Ministry of Lands and Natural Resources

•	The Minerals Commission

•	The Inspectorate Division of the Minerals Commission

•	The Ministry of Environment, Science, Technology and Innovation

•	The Environmental Protection Agency

•	The Water Resources Commission

•	The Forestry Commission

•	The Ashanti Regional Coordinating Council

•	The Amansie West District Assembly

•	The Ministry of Food and Agriculture – Amansie West District

•	The Ghana Health Service – Amansie West District

•	The Land Valuation Board – Ashanti Region

The relevant consents, regulatory permits and approvals have since been obtained from all the governmental and regulatory bodies.

The EPA has technically consented to the project with the permit processing fees already paid by Asanko and the final DFS Environmental Impact Statement duly submitted.

To this end, the Agency’s administrative processes, and finalization of permit conditions, are being progressed towards imminent issuance of the Environmental Permit for the Esaase pit and overland conveyor.

Capital and Operating Costs

Capital Costs

The initial capital cost of the mine, process plant and associated infrastructure for Phase 1 amounted to $292 million, approximately $3 million under the initial budget of $295 million.

The capital expenditure estimations for P5M and P10M below were derived from various studies on mining, processing, mine infrastructure, TSF designs, dam construction, electrical supply, owner’s costs and indirect costs.

The general estimation approach was to measure/quantify each cost element from the engineering drawings, process feed diagrams, mechanical equipment list, infrastructure equipment list, and motor lists. Quotations from three, or more vendors were obtained for the major equipment whereas minor equipment, in general, was single sourced. The estimate for the plant has been based on an assumption of a continuous engineering, procurement and construction effort with no interruption of the implementation program after funding approval has been obtained. The estimate is based on a project execution strategy whereby major units of construction work will be allocated to a number of contractors. The cost estimates assume that all material and equipment acquisition and installation sub-contracts will be competitively tendered and no allowance for delays is included. A separate contingency allowance of 3% on the overall project was allowed to address the unforeseen risks applicable to this project.

Base Case

The capital costs, broken down in major capital cost items, provided for in the DCF model (Base Case) are summarized in Table 1-10. The total Base Case capex over the LoM is estimated to be $66 million. The largest contributors to the Base Case capex over the LoM is for the TSF (approx. 55%) and closure costs (approx. 39%).

Table 1-10: Base Case - Total Capital Costs (Source: 12/17 DFS)

Aspect	Amount ($M)*
Total Installation Capital	-
Total SIB	66
On-Going Rehabilitation	4
Closure Cost	26
Tailings Dam	36

* Rounding applied.

Figure 1-17: Base Case - Capital Scheduling (Source: 12/17 DFS)

Base Case + P5M

The capital costs, broken down in major capital cost items, provided for in the DCF model (Base Case + P5M) are summarized in Table 1-11. The total Base Case + P5M capex over the LoM is estimated to be $322m. The largest contributions to the Base Case + P5M capex over the LoM are the overland conveyor (approx. 28%) and tailings dam (approx. 21%).

Table 1-11: Base Case + P5M - Total Capital Costs (Source: 12/17 DFS)

Aspect	Amount ($m)*
Total Installation Capital	147
Process Plant	6
Overland Conveyor	90
Process Plant Infrastructure	13
RAP Project	-
Mining	1
Owners Cost	14
Project Indirect	13
Design Development	6
Contingency	4
Total SIB	175
On Going Rehabilitation at Obotan	8
Closure Cost (Obotan)	19
Tailings Dam	67
On Going Rehabilitation at Esaase	23
Closure Cost (Esaase)	12
Non-Mining Infrastructure	10
RAP Project	36

* Rounding applied.

Figure 1-18: Base Case + P5M + P10M - Capital Scheduling (Source: 12/17 DFS)

Base Case + P5M + P10M

The capital costs provided for in the DCF model (Base Case + P5M + P10M) are summarized in Table 1-12. The total Base Case + P5M + P10M capex over the LoM is estimated to be $474 million. The largest contributors to the Base Case + P5M + P10M capex over the LoM is for the process plant and infrastructure (approx. 33%) and the overland conveyor (approx. 16%). It must be noted that the difference of $12 million on the overland conveyor between P5M and P5M+P10M has been investigated, and found to be a total capex reporting difference. Capital costs covering the discharge of the conveyor at the P5M+P10M processing facility has been included in the Process Plant Infrastructure costing element while it has not been classified as such in the P5M scenario.

Table 1-12: Base Case + P5M + P10M-Total Capital Costs (Source: 12/17 DFS)

Aspect	Amount ($m)
Total Installation Capital	349
Process Plant	100
Overland Conveyor	78
Process Plant Infrastructure	55
RAP Project	24
Mining	8
Owners Cost	32
Project Indirect	29
Design Development	14
Contingency	9
Total SIB	125
On Going Rehabilitation at Obotan	8
Closure Cost (Obotan)	19

Aspect	Amount ($m)
Tailings Dam	56
On Going Rehabilitation at Esaase	14
Closure Cost (Esaase)	12
Non-Mining Infrastructure	5
RAP Project	11

* Rounding applied.

Figure 1-19: Base Case + P5M + P10M - Capital Scheduling (Source: 12/17 DFS)

Operating Costs

Operating cost (“Opex”) estimates were developed from each of the Project component studies and include mine design criteria, process flow sheet, plant consumable studies, mass and water balance, mechanical and electrical equipment lists, and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, and tailings storage, and water treatment, general and administrative and refining costs.

Base Case

The operating costs accounted for in the financial model for Phase 1 over the scheduled LoM are summarized in Table 1-13 and Figure 1-20 and Figure 1-21. The total Base Case operating cost per ounce over the LoM is estimated to be $797/oz. The largest contributors to the Base Case operating expense over the LoM is the mining operation accounting for 56%.

Table 1-13: Base Case - Total Operating Costs (Source: 12/17 DFS)

Aspect	Amount ($m)	Amount ($/oz)
Mining (Obotan)	832	443
Mining (Esaase)	-	-
Processing	424	226
Other (Refining and G&A)	241	128
Total OPEX	1,497	797

Figure 1-20: Base Case - Operating Cost Scheduling (Source: 12/17 DFS)

Figure 1-21: Base Case - Operating Cost $/oz (Source: 12/17 DFS)

Base Case + P5M

The operating costs accounted for in the financial model for Base Case + P5M over the scheduled LoM are summarized in Table 1-14, Figure 1-22 and Figure 1-23. The total Base Case + P5M operating cost per ounce over the LoM is estimated to be $837/oz. The largest contributors to the Base Case + P5M operating expense over the LoM is the Esaase mining at 36%, however this is closely followed by processing at 29% and Obotan mining at 22%. It must be noted that because of the increase in the LoM for the Base Case + P5M versus the Base Case + P5M + P10M, an increase of $37/oz in the total operating cost per ounce is observed.

Table 1-14: Base Case + P5M - Total Operating Costs (Source: 12/17 DFS)

Aspect	Amount ($m)	Amount ($/oz)
Mining (Obotan)	903	186
Mining (Esaase)	1,460	301
Processing	1,192	246
Other (Refining and G&A)	505	104
Total OPEX	4,060	837

Figure 1-22: Base Case + P5M - Operating Cost Scheduling (Source: 12/17 DFS)

Figure 1-23: Base Case + P5M - Operating Cost $/oz (Source: 12/17 DFS)

Base Case + P5M

The operating costs accounted for in the financial model for Base Case + P5M + P10M over the scheduled LoM are summarized in Table 1-15, Figure 1-24 and Figure 1-25. The total Base Case + P5M + P10M operating cost per ounce over the LoM is estimated to be $761/oz. The largest contributors to the Base Case + P5M + P10M operating expenditure over the LoM is the Esaase mining at 37%, however this is closely followed by processing at 30% and Obotan mining at 24%.

Table 1-15: Base Case + P5M + P10M - Total Operating Costs (Source: 12/17 DFS)

Aspect	Amount ($m)	Amount ($/oz)
Mining (Obotan)	903	186
Mining (Esaase)	1,351	279
Processing	1,109	229
Other (Refining and G&A)	323	67
Total OPEX	3,686	761

Figure 1-24: Base Case + P5M + P10M - Operating Cost Scheduling (Source: 12/17 DFS)

Figure 1-25: Base Case + P5M + P10M - Operating Cost $/oz (Source: 12/17 DFS)

Economic Analysis

The 12/17 DFS constructs a DCF model for the purposes of the economic analysis of the Project. The DCF model was constructed in Excel and was based on techno-economic input assumptions that were derived from various studies on mining, processing, mine infrastructure, TSF designs, dam construction, electrical supply, owner’s costs and indirect costs. The DCF model assesses the post-tax real cash flows for the Project.

The results of the economic evaluation would be an indicator of the NPV of the Project given the quality and quantity of information provided by the contributing specialists and the quality of the estimates made on some inputs of the respective models.

Principal Assumptions

The principle economic assumptions employed in the economic analysis of the Project are presented in Table 1-16. The DCF model assumes that both revenue and costs, as well as royalty and taxes, are incurred in US dollar, therefore, no exchange rate assumptions are necessary. For the purposes of the economic analysis, a discount rate of 5% and a Gold Price of $1,250/oz were used. However, in the sensitivity analysis, the results are reported over a range of discount rates and commodity prices.

Table 1-16: Principle Economic Assumptions / Inputs (Source: 12/17 DFS)

Techno-Economic Assumptions/ Inputs	UOM	Base Case	P5M	P5M + P10M
Total Tonnes Mined	t	231,996.78	679,246.98	679,246.98
Ore Processed	t	35,143.00	102,744.59	102,744.59
Waste Mined	t	196,853.78	576,502.39	576,502.39
Stripping Ratio*	calc	5.60	5.61	5.61
Plant Grade* (CIL – Plant 1)	g/t	1.77	1.57	1.65

Techno-Economic Assumptions/ Inputs	UOM	Base Case	P5M	P5M + P10M
Plant Grade* (CIL - Plant 2)	g/t	-	-	1.46
Recovery* (CIL - Plant 1)%		94	94	94
Recovery* (CIL - Plant 2)%		-	-	93
Total Gold Recovered	Moz	1.88	4.85	4.84
Opening TAX Shield	$m	417.20	417.20	417.20
Corporate Tax Rate	%	35.00%	35.00%	35.00%
Obotan Royalty Rate	%	5.00%	5.00%	5.00%
Esaase Royalty Rate	%	5.50%	5.50%	5.50%
Gold Price	$/oz	1,250.00	1,250.00	1,250.00
Discount Rate	%	5.00%	5.00%	5.00%
Capital – Base	$m	-	-	-
Capital – Project	$m	-	146.79	349.42
Sustaining Capital	$m	65.80	174.58	125.28
Cash Operating Costs	$/oz	796.95	837.20	760.81
Total Tonnes Mined	t	231,996.78	679,246.98	679,246.98

Cash Flow Approach

The detailed annual cash flows for each of the Base Case, Base Case + P5M and Base Case + P5M + P10M are disclosed in detail in Part 22.1.2 of the 12/17 DFS, which is available at www.sedar.com.

NPV, IRR and Capital Payback Period

NPV and IRR

In consideration of the above assumptions, the following net present values (NPVs) and internal rates of return (IRR) were reached:

•	Base Case:

•	NPV: $481.82m
•	IRR: N/A as net cash flow of Base Case starts positively

•	Base Case + P5M + P10M:

•	NPV: $811.39m
•	IRR: N/A as net cash flow of Base Case + Project starts positively

•	Base Case + P5M:

•	NPV: $657.72m
•	IRR: N/A as net cash flow of Base Case + Project starts positively

•	Project (P5M + P10M Incremental):

•	NPV: $329.57m
•	IRR: 20.37%

•	Project (P5M Incremental):

•	NPV: $175.89m
•	IRR: 13.22%

Payback

In consideration of the above assumptions, the payback period for the:

•	Project (Base Case + P5M + P10M) is 4 years
•	Project (Base Case + P5M) is 5 years

Project Development

Phase 1 was approved by the Company’s board of directors in July 2014 and DRA was awarded an EPCM contract immediately following approval. Contractor mobilization to site occurred in August 2014 and the Phase 1 development was successfully commissioned in Q1 2016 and commercial production was declared in Q2 2016, ahead of schedule and within budget.

Overview of Project 5M – First stage

P5M was approved by the Asanko Gold Board in November 2016 and a FEED programme commenced through to Q2 2017. The first stage of P5M, which will be funded from cash on hand, comprises brownfield modifications to upgrade the CIL processing plant to 5Mtpa, including volumetric upgrades as well as upgrades to the recovery circuit. Included in this phase was final designs on earthworks relating to the overland conveyor, detailed design of all structural and mechanical components of the overland conveyor and all detailed engineering and process design to allow the existing Phase 1 CIL plant to increase its design throughput capacity from 3Mtpa to 5Mtpa. The modifications to the existing plant include:

•	An additional tailings pump chain and pipeline to the TSF

•	One additional Knelson gravity gold concentrator

•	An additional intensive leach reactor

•	Installation of a larger diameter cyclone overflow pipeline to the preleach thickener

•	Installation of a larger diameter thickener underflow pipeline to the CIL

•	Increased capacity of the oxygen plant to deliver an additional 5 tpd oxygen

•	An additional electro winning cell in the gold room

•	Installation of larger aperture inter tank screens

The Company completed the volumetric upgrades under budget and ahead of schedule. The upgrades to the recovery circuit are expected to be completed and commissioned in Q1 2018. To date, the Company has spent $16.6 million on the first stage of P5M.

Overview of Project 5M – Second stage

•	Development of the Esaase Deposit

The Esaase deposit will be developed using open pit contractor mining. Mining activities will initially mine oxide ore to open up the deposit. The mining schedule will allow both oxide and fresh ore to be delivered to the 5Mtpa CIL processing facility. The ore will be transported via a 27km overland conveyor, constructed as part of the P5M project, to the expanded process facility. The Environmental Permit and Mine Operating Permit were received in January 2017 from the Ghanaian EPA and the Ghanaian Minerals Commission, respectively.

As part of P5M, a work stream will be executed to construct the terrace for the overland conveyor and installation of all related mechanical, electrical and instrument control systems. This will take 18 months to complete, which will allow ore from Esaase to fed at 2Mtpa to feed the expanded plant at Obotan.

•	Capital Cost

Based on FEED, the final capital cost estimates are $78.0 million for the conveyor, $32.0 million for the development of the Esaase deposit and associated infrastructure and $18.0 million for engineering and project costs and contingencies, with a total project capital cost of approximately $128.0 million. This estimate may vary due to future foreign exchange differences. In addition, management expects to install a permanent secondary crusher ($4.0 million) and upgraded mill motors ($1.0 Million) in 2018, which are not contemplated in the 12/17 DFS. To date, the Company has spent $7.8 million on the initial overland conveyor earthworks.

•	Infrastructure

The infrastructure requirements at Esaase include:

o	The refurbishment of the Esaase camp

o	The resettlement of the Tetrem village

o	The installation of a 33-kV power line to supply power to the conveyor and the Esaase site

o	The establishment of the mine service area (“MSA”)

o	The installation of a crushing system and stockpile to feed the overland conveyor

o	Water management systems including seepage and holding dams

•	Funding

The construction of the overland conveyor has been deferred until 2018, with commissioning of the conveyor and the Esaase pit expected in H2 2019. However, the Board will consider the optimal timing of the development of Esaase and the conveyor, based on the Company’s balance sheet, cash position and market conditions.

Overview of Project 10M

P10M comprises the construction of an additional 5Mtpa CIL processing facility to double throughput from 5Mtpa to 10Mtpa with a life of mine in excess of 12 years. Ore is expected to be sourced from Nkran and the surrounding satellite deposits at a rate of 3Mtpa and Esaase at a rate of 7Mtpa. Gold production at steady state is expected to be ~450,000 ounces per year.

•	Design

P10M (if and when approved) will include the following:

o	Construction of an additional 5Mtpa CIL plant at Obotan to double processing capacity to 10Mtpa

o	An increase in the mining rate at Esaase from 2Mtpa to 7Mtpa

o	A permanent primary and secondary crusher installation

o	An expansion of the existing TSF

•	Capital Cost

The incremental capital cost estimate is approximately $200.0 million for the additional CIL plant and associated infrastructure.

•	Funding

A construction decision to proceed will be at the Board’s discretion and dependent on the Company’s balance sheet and financing opportunities as well as favourable market conditions. No decision to proceed with Project 10M has been made to date by the Board.

Additional Properties

The Company acquired the Miradani project in September 2017. The Miradani project is located within 10km of the AGM, covering an area of approximately 15km2. It is on an existing mining lease (valid until May 2025) which may enable potential mineral resources to be accelerated to production.

The northern boundary of the concession is located approximately 5.5km south of the AGM’s processing plant on the NE-SW Asankrangwa structural corridor. The underexplored Asankrangwa Gold Belt is about 7km wide and over 50km long. The area is highly prospective with multiple geochemical anomalies aligning with the structures interpreted from the airborne VTEM and magnetic surveys completed by Asanko in 2015.

Three significant initial target areas along the main structural trend, Miradani, Central, and Tontokrom, have been identified. The Company has commenced with some drilling activity during 2017, and a phased drilling campaign is expected to commence once the Company has acquired the requisite surface access rights. Historical trench and soil geochemistry data, along with recent mechanized artisanal mine workings, indicate that each target area consists of multiple parallel mineralized zones, individually ranging between 3m and 37m in width. Individual 1.5m trench samples assayed up to 47.3 g/t.

In addition, the Company also owns the Asumura property, located in the southwestern part of Ghana, on the north-western edge of the Sefwi-Bibiani Greenstone Belt.

The Company has not made any MRE for either of these properties and do not currently consider these properties to be material to the Company.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Asanko that could cause its operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with Asanko’s business and its involvement in the gold exploration and development industry.

An investment in the securities of Asanko is considered speculative and involves a high degree of risk due to, among other things, the nature of Asanko’s business and the present stage of its development. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this AIF. The operations of the Company are speculative due to the high-risk nature of its business which is the operation, exploration and development of mineral properties. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. In addition to information set out elsewhere in this AIF, for the financial year ended December 31, 2017, or with reference to information which is incorporated by reference into this AIF, investors should carefully consider the following risk factors. Such risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

A summary of the principal risks the Company faces are as follows:

•

the value of its reserves and the outlook for profitable mining from its operations is dependent on continued strong gold prices, achieving planned production rates and life-of-mine costs per ounce to mine and produce gold. Gold prices are historically volatile and gold can be subject to long periods of depressed prices;

•

the estimation of mineral resources and reserves is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgments used in the engineering and geological interpretation of that data and such assumptions and judgment, which may prove unreliable or mistaken. The Company’s estimates of resources and reserves may be subject to revision based on various factors, some of which are beyond its control;

•

mining risks which affect all companies in the industry to different degrees include impact and cost of compliance with environmental regulations and the actions of mining opposition groups, adverse changes in mining and reclamation laws and compliance with increasingly complex health and safety rules; and

•

other general and specific risks detailed from time-to-time in the Company’s quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and those which are discussed below.

Key assumptions upon which the Company’s forward-looking statements are based include the following:

•	that the price of gold will neither fall significantly nor for a prolonged period of time in the foreseeable future;

•

that there will be no significant changes to Ghana’s mining or tax laws, or the imposition of exchange controls in Ghana that materially adversely affect the Company’s operations or changes in laws that could affect title to its Asanko Gold Mine;

•	that no significant impediments develop in respect of the Company’s ability to comply with environmental, safety and other regulatory requirements;

•	that there will be no further material upheavals in world financial markets and that interest and exchange rates will remain relatively stable; and

•	that key personnel will continue their employment with the Company.

Operational risks

Reserves and resources

Mineral reserves and mineral resources are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and requires judgmental interpretations of geology, structure, grade distributions and trends, and other factors. These estimates may change as more information is obtained. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit mining companies to disclose estimates other than mineral reserves in their filings with the SEC. However, because the Company prepares this AIF in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability. It cannot be assumed that all or any part of the Company’s mineral resources constitutes or will be converted into reserves. Market price fluctuations of gold as well as increased production and capital costs, reduced recovery rates or technical, economic, regulatory or other factors may render the Company’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Successful extraction requires safe and efficient mining and processing. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore types, may cause mineral reserves to become uneconomical or the Company to be unprofitable in any particular reporting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the Company to reduce its mineral reserves and resources, which could have a negative impact on the Company’s financial results.

Failure to obtain or maintain necessary permits or government approvals, revocation of those permits and approvals, regulatory changes affecting necessary permits or government approvals, or environmental concerns could also cause the Company to reduce its reserves. There is also no assurance that the Company will achieve indicated levels of gold recovery or obtain the prices for gold production assumed in determining the amount of such reserves. Anticipated levels of production may be affected by numerous factors, including mining conditions, labour availability and relations, weather and supply shortages.

Life of mine plans

Life of mine estimates for each of the properties of the Company are based on a number of factors and assumptions and may prove to be incorrect. In addition, life of mine plans, by design, may have declining grade profiles and increasing rock hardness and mine life could be shortened if the Company increases production, experiences increased production costs or if the price of gold declines significantly. Reserves can be replaced by upgrading existing resources to mineral reserves generally by the completion of additional drilling and/or development to improve the estimate confidence and by demonstrating their economic viability, by expanding known ore bodies, by locating new deposits or by making acquisitions.

Limited history of mining operations

The AGM has limited history of mining operations. As a result, Asanko is subject to all of the risks associated with establishing new mining operations including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geological formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, delays in the commencement of mineral production often occur.

Consumables

The profitability of the Company’s business is affected by the market prices and availability or shortages of commodities which are consumed or otherwise used in connection with the Company’s operations. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the Company’s control. Operations consume significant amounts of energy and are dependent on suppliers or governments to meet these energy needs and to allow declines in oil prices to filter through to the Company. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials may affect the timing and cost of the Company’s development project. If the costs of certain commodities consumed or otherwise used in connection with the Company’s operations were to increase significantly, and remain at such levels for a sustained period of time, this would have a material adverse impact on the Company. Costs at any particular mining location are also subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body or due to operational or processing changes. Reported costs may also be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on the Company’s capital expenditures, production schedules, profitability and operating cash flow.

Production costs

This AIF and the Company’s other public disclosures contain estimates of future production, operating costs, capital costs, estimates of future AISC and other economic and financial measures with respect to existing mines and certain development stage projects. The estimates can change or we may be unable to achieve them. Actual production, costs, returns and other economic and financial performance may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to:

•	actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics;
•	short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;
•	mine failures, slope failures or equipment failures;
•	industrial accidents;
•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
•	encountering unusual or unexpected geological conditions;
•	changes in power costs and potential power shortages;
•	exchange rate and commodity price fluctuations;
•	shortages of principal supplies needed for operations, including explosives, fuels, water and equipment parts;
•	labour shortages or strikes;
•	litigation;
•	terrorism;
•	civil unrest and protests;
•	restrictions or regulations imposed by governmental or regulatory authorities;
•	permitting or licensing issues; or
•	shipping interruptions or delays.

In addition, estimates of capital costs and operating costs derived from the 12/17 DFS should be viewed in the context of being estimates based on the mine plan set forth in the 12/17 DFS. The Company anticipates that it will make modifications to the mine plan set forth in the 12/17 DFS in order to optimize its mine plan for the AGM as mining progresses and the Company’s understanding of the ore body increases. These optimization efforts may include additional capital expenditures and variances in planned mining operations, with the that result in capital and/ or operating costs may be greater than projected in the 12/17 DFS. In addition, the estimates of capital and operating costs derived from the 12/17 may be materially impacted by events beyond the Company’s control, such as foreign exchange rate fluctuations and increases in plant, equipment and labour costs. Accordingly, the Company’s actual capital and operating costs may vary materially from the estimates derived from the 12/17 DFS.

Failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

Extraction

A number of factors can affect the Company’s ability to extract ore efficiently in the quantities that we have budgeted, including, but not limited to:

•	ground conditions;
•	geotechnical conditions;
•	geological conditions;
•	chemical effects;
•	efficiency; and
•	scheduling.

These factors may result in a less than optimal operation and lower throughput or lower recovery, which may affect the Company’s production schedule. Although we review and assess the risks related to extraction and put appropriate mitigating measures in place, there is no assurance that we have foreseen and/or accounted for every possible factor that might cause a project to be delayed, which could have an effect on business, results of operations, financial condition and share price.

Processing

A number of factors could affect the Company’s ability to process ore in the tonnages budgeted, the quantities of the metals deleterious materials that are recovered and the ability to efficiently handle material in the volumes budgeted, including, but not limited to:

•	the presence of oversized material at the crushing stage;
•	material showing breakage characteristics different to those planned;
•	material with grades outside of planned grade range;
•	the presence of deleterious materials in ratios different than expected;
•	material drier or wetter than expected, due to natural or environmental effects; and
•	viscosity/density different than expected.

The occurrence of any of the above could affect the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned. This may result in lower throughput, lower recovery, more downtime or some combination of all three. While minor issues of this nature are part of normal operations, there is no assurance that conditions will not worsen and have an adverse effect on future cash flow, results of operations and financial condition.

Equipment malfunctions

The Company’s various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging, if not replaced, or through inappropriate use or misuse and may become obsolete. Any one of these factors could adversely impact the Company’s operations, profitability and financial results.

Legislative changes

The Company is subject to continuously evolving legislation, including, but not limited to, the areas of labour, environment, land titles, mining practices and taxation. Compliance with these laws may require significant expenditures. If the Company is unable to comply fully, it may be subject to enforcement actions or other liabilities, or its image may be harmed, all of which could materially affect operating costs, delay or curtail operations or cause the Company to be unable to obtain or maintain required permits. There can be no assurance that the Company has been or will be at all times in compliance with all applicable laws regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect the business, operations or results.

New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment the Company operates in or otherwise, could have a material and adverse effect on the Company’s future cash flow, results of operations and financial condition.

Key employees

The Company’s ability to effectively manage its corporate, exploration and operations teams depends in large part on the Company’s ability to attract and retain key individuals in management positions and as senior leaders within the organization. The success of the Company also depends on the technical expertise of its professional employees. The Company faces competition for qualified management, professionals, executives and skilled personnel from other companies. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in attracting and retaining senior leaders, qualified management and technical talent with the necessary skills and experience to manage its current needs. The length of time required to recruit key personnel and fill a position may be longer than anticipated. The failure to attract and retain capable leaders and key management professionals as well as qualified talent to manage the existing operations and projects effectively could have a material adverse effect on the Company’s business, financial condition and/or operational results.

Labour disruptions

The Company is dependent on its workforce to extract and process minerals. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the Company carries on business. Labour disruptions at the Company’s properties could have a material adverse impact on its business, results of operations and financial condition. A number of the Company’s employees are represented by labour unions under various collective labour agreements. In addition, existing labour agreements may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on the Company’s earnings and financial condition.

Political and legal risks

Mining investments are subject to the risks normally associated with any conduct of business in foreign and/or emerging countries including:

•	political;
•	war, terrorism and civil disturbance risks;
•	changes in laws or policies of particular countries, including those relating to royalties, duties, imports, exports and currency;
•	the cancellation or renegotiation of contracts;
•	the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims;
•	the risk of expropriation and nationalization; and
•	delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

Other risks include the potential for fraud and corruption by suppliers, personnel or government officials which may implicate the Company, compliance with applicable anti-corruption laws, including the U.S. FCPA and the Canadian CFPOA by virtue of the Company operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Company’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its code of conduct and applicable regulatory requirements.

There is also the risk of increased disclosure requirements, including those pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold or on the import, for further gold processing; limitations on the repatriation of earnings or on the Company’s ability to assist in minimizing its expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position and/or results of operations. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

It is possible that a current or future government of any country in which the Company has mining projects or operations may adopt substantially different policies or take arbitrary action which might halt exploration or production, nationalize assets or cancel contracts and/or mining and exploration rights and/or make changes in taxation treatment any of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and/or financial condition.

Contractors

The Company uses contractors at the AGM for some of its mining activities. As a result, operations at the AGM are subject to a number of risks, some of which will be outside of the Company’s control, including:

•	negotiating agreements with contractors on acceptable terms;
•	the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;
•	reduced control over such aspects of operations that are the responsibility of the contractor;
•	failure of a contractor to perform under its agreement with us;
•	interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;
•	failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance; and
•	problems of a contractor with managing its workforce, labour unrest or other employment issues.

In addition, the Company may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on the business, results of operations and financial condition.

Mining is inherently dangerous

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including: unusual and unexpected geological formations; seismic activity; cave-ins or slides; flooding; pit wall failure; periodic interruption due to inclement or hazardous weather conditions; and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or death, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Environmental and Health and Safety Issues

Although the Company monitors its mining sites for potential environmental hazards, there is no assurance that it has detected, or can detect all possible risks to the environment arising from the business and operations. The Company expends significant resources to comply with environmental laws, regulations and permitting requirements, and expects to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There is no assurance that:

•

the Company has been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;

•	the compliance will not be challenged; or

•	the costs of compliance will be economical and will not materially or adversely affect the Company’s future cash flow, results of operations and financial condition.

The Company may be subject to proceedings in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, the Company could suffer delays or impediments to or suspension of development and construction of projects and operations and, even if we are ultimately successful, the Company may not be compensated for the losses resulting from any such proceedings or delays.

There may be existing environmental hazards, contamination or damage at Asanko’s mines or projects that we are unaware of. The Company may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mine site or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by the activities of Asanko or by previous owners or operators of the property.

Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of the properties of the Company and other penalties and liabilities related to associated losses, including, but not limited to:

•	restrictions on or suspension of the activities of the Company;
•	loss of rights, permits and property, including loss of the Company’s ability to operate in country or generally;
•	completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
•	premature reclamation of operating sites; and
•	seizure of funds or forfeiture of bonds.

The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on the business, results of operations, financial condition and share price.

In Ghana, the Company is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the Company’s obligation to reclaim property after minerals have been mined from the site. Further, the Company is required to provide security to the Ghanaian EPA for the performance by the Company of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases. Although the Company has currently made provision for certain of our reclamation obligations, there is no assurance that these provisions will be adequate in the future.

Climate Change

The Company acknowledges climate change and that the increased regulation of greenhouse gas emissions (known as carbon taxes) may adversely affect the Company’s operations and related legislation is becoming more stringent. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency.

The Company makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective and the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability. The Paris climate accord was signed by 195 countries in December 2015 and marked a global shift toward a low-carbon economy.

Health and Safety Risks

The Company is exposed to pandemics such as malaria and other diseases, such as dengue and chikungunya. Such pandemics and diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Africa and is a major healthcare challenge for the Company.

In addition, as a result of workplace accidents due to the inherent dangers of mining operations, there can be no assurance that the Company will not lose members of its workforce or see its workforce productivity reduced or incur medical costs, which could have a material and adverse effect on the Company’s future cash flows, earning, results of operations and financial condition.

Permitting

The operation, exploration and development projects of the Company require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain such licenses or permits associated with the permitting process could delay or prevent the execution of the P5M and/or P10M development plans or impede the operation of a mine, which could adversely impact the Company’s operations, profitability and financial results. Such licenses and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses, and other penalties. There can be no assurance that the Company has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the Company has all required licenses and permits in connection with its operations. The Company may be unable, on a timely basis, to obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, maintain the operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

The Company’s ability to obtain and maintain required permits and approvals and to successfully operate, in particular, may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other resource companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations.

Land title

The validity of exploration, development and mining interests and the underlying mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure held by the Company, which fundamentally constitute the Company’s property holdings, can be uncertain and may be contested and the Company’s properties are subject to various encumbrances, including royalties.

Acquisition of title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered encumbrances, agreements or transfers, or undetected defects. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to exploration and undeveloped properties, may be defective. A successful challenge to the Company’s title to its properties could result in the Company being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material adverse effect on the Company. Assuming the Company has good and marketable title to its immediate operating interests in order to operate efficiently, the Company may further need to acquire other title, such as surface title, easements or rights of way, which may encroach on the title to property of third parties. There is no guarantee that such further title, easements or rights of way necessary for the Company’s operations may be acquired by the Company and the failure to acquire same, or to acquire the same in a timely fashion, may materially impede the Company’s operations.

Geotechnical

Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses (including induced stresses such as blasting), gravity, rock strength, rock structures (such as faults, joints, and bedding), groundwater pressures and other geomechanical factors.

Additionally, excavated ore and waste may be deposited in dumps or stockpiles, or used in the construction of tailings dams and roads or other civil structures, which may be very large. These dumps, stockpiles, dams, etc. may also be subject to geotechnical failure due to over-steepening, seismically induced destabilization, water saturation, material degradation, settling, overtopping, foundation failure or other factors.

The Company employs internal geotechnical experts, external consultants and third-party reviewers and auditors who use industry-standard engineering data gathering, analyses, techniques and processes to manage the geotechnical risks associated with the design and operation of a mine and the related civil structures. However, due to unforeseen situations and to the complexity of these rock masses and large rock and soil civil structures, geotechnical failures may still occur which could result in the temporary or permanent closure of all or part of a mining operation and/or damage to mine infrastructure, equipment or facilities, which materially impacts mineral production and/or results in additional costs to repair or recover from such geotechnical failures and the resulting damage.

Community risk

Maintaining a positive relationship with the communities in which Asanko operates is critical to continuing successful operation of the AGM as well as construction and development of existing and new projects. Community support for mining operations is a key component of a successful mining venture. As a mining business, Asanko may come under pressure in the jurisdictions in which it operates, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which we operate) benefit and will continue to benefit from the Company’s commercial activities, and/or that it operates in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. Asanko may face opposition with respect to current and future development and exploration projects which could materially adversely affect our business, results of operations, financial condition and share price.

Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal mining at or near the mine sites. The material properties of the Company may be subject to the rights or asserted rights of various community stakeholders, including indigenous people, through legal challenges relating to ownership rights or rights to artisanal mining. The Company is exposed to artisanal and illegal mining activities in close proximity to its operations that may cause environmental issues and disruptions to the operations and relationships with governments and local communities.

Infrastructure and Water Access

The Company’s operations are carried out in geographical areas which lack developed infrastructure and are subject to various other risk factors, including the availability of sufficient water supplies. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and/or results of operations.

The Company’s failure to obtain needed water permits, the loss of some or all of the Company’s water rights for any of its mines or shortages of water due to drought or loss of water permits could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities.

Exploration and development risks

Exploration

Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that we will be successful in our gold exploration efforts.

The Company’s ability to increase mineral reserves is dependent on a number of factors, including the geological and technical expertise of our management and exploration teams, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.

Substantial expenditures are required to carry out exploration and development activities to establish proven and probable mineral reserves and determine the optimal metallurgical process to extract the metals from the ore.

Once the Company has found ore in sufficient quantities and grades to be considered economic for extraction, metallurgical testing is required to determine whether the metals can be extracted economically. There may be associated metals or minerals that make the extraction process more difficult.

There is no assurance that our exploration programs will expand the Company’s current mineral reserves or replace them with new mineral reserves. Failure to replace or expand the mineral reserves could have an adverse effect on the Company.

Mine development

The execution of the P5M and P10M development plans will require the construction and operation of an open-pit mine, a conveyor, an upgraded CIL plant and the addition of a floatation tank. As a result, the Company is and shall continue to be subject to all of the risks associated with establishing new mining operations including:

•	the availability of funds to finance construction and development activities;

•	the receipt of required governmental approvals and permits;

•	the availability and costs of skilled labour and the ability of key contractors to perform services in the manner contracted for;

•	unanticipated changes in grade and tonnage of ore to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	incorrect data on which engineering assumptions are made;

•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials, skilled labour, security and supplies;

•	adequate access to the site and unanticipated transportation costs or disruptions; and

•	potential opposition or obstruction from non-governmental organizations, environmental groups, terrorists or local groups which may delay or prevent development activities.

Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which we are dependent in connection with the execution of P5M and P10M, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with P5M and P10M could delay or prevent the construction and startup of the mine as planned. There can be no assurances that the current construction and start-up plan for P5M or P10M will be successful.

Risks Relating to the Value of Securities

The Company’s Common Shares may experience price and volume volatility

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company’s securities, and the price may decline below their acquisition cost. As a result of this volatility, you may not be able to sell your securities at or above their acquisition cost.

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where the Company carries on business and globally, and market perceptions of the attractiveness of particular industries. The price of securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which we do business and globally.

In the past, following periods of volatility in the market price of a Company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the Company’s profitability and reputation.

Financial Risks

Gold price fluctuations

The Company’s revenues depend in part on the market prices for gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewelry demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. Fluctuations in gold prices may materially and adversely affect the Company’s financial performance or results of operations. The Company does not currently hedge its gold sales although it may do so in future.

Renegotiation of DSFA

On February 22, 2018, the Company agreed to the RK Term Sheet, whereby the Company would be able to defer the repayment of principal associated with the long-term debt by up to three years (repayment commencing on July 2021). An initial one-year deferral is subject primarily to fees and the finalization of definitive documentation, while a further two-year deferral is subject to additional customary conditions precedent which would have to be complied with by June 30, 2019. However, the Company may not be able to execute the definitive documentation as expected and may not be able to comply with the additional customary conditions precedent associated with the additional two-year deferral.

Insufficient financing

To fund growth, the Company may need to secure necessary capital through loans or other forms of permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. The second stage of P5M has been deferred until 2018 and the Board will consider the optimal timing of the development of Esaase and the conveyor, based on the Company’s balance sheet, cash position and market conditions. Similarly, a construction decision to proceed with P10M will be at the Board’s discretion and dependent on the Company’s balance sheet and financing opportunities as well as favourable market conditions.

In addition, the Company may seek funding to further its search and exploration for new mineral deposits and their development. Financing may not be available when needed or, if available, may not be available on terms acceptable to the Company. Failure to obtain any financing necessary for the Company’s capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties.

Shareholder dilution

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategic plans, market and forecasted gold prices, the mining industry, general economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, issue new common shares, purchase common shares for cancellation pursuant to normal course issuer bids, issue new debt or reimburse existing debt. The constating documents of the Company allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the Board of Directors of the Company, in many cases, without the approval of shareholders. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into common shares of Asanko or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of previously authorized but unissued common shares or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

Market Price of Common Shares

The Company’s common shares are publicly traded and are subject to various factors that have historically made the common share price volatile. The market price of Asanko’s common shares has experienced, and may continue to experience, significant volatility, which may result in losses to investors. The market price of Asanko’s common shares may increase or decrease in response to a number of events and factors, including: operating performance and the performance of competitors and other similar companies, volatility in metal prices, the public’s reaction to news releases on developments at mines and other properties, material change reports, other public announcements and the Company’s filings with the various securities regulatory authorities, changes in earnings estimates or recommendations by research analysts who track Asanko’s common shares or the shares of other companies in the resource sector, changes in general economic and/or political conditions, the number of common shares to be publicly traded after an offering of Asanko’s common shares, the arrival or departure of key personnel, acquisitions, strategic alliances or joint ventures involving the Company’s or its competitors, and the other risk factors described herein.

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance of such companies. These market and industry fluctuations may adversely affect the market price of Asanko’s common shares, regardless of our operating performance. The variables which are not directly related to the Company’s success and are, therefore, not within the Company’s control, include other developments that affect the market for mining company shares, the breadth of the public market for Asanko’s common shares and the attractiveness of alternative investments.

The effect of these and other factors on the market price of Asanko’s common shares on the exchanges on which they trade has historically made Asanko’s common share price volatile and suggests that the common share price will continue to be volatile in the future.

Debt repayment

The Company expects to obtain the funds to pay its expenses and to pay the principal and interest on its debt by utilizing cash flow from operations. The Company’s ability to make scheduled payments on outstanding debt depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions beyond its control, including fluctuations in the gold price. If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance indebtedness. The Company may not be able to affect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect the business, the results of operations and the ability to satisfy obligations including those with respect to debt instruments.

Interest rates

The Company’s financial results are affected by movements in interest rates. Interest payments under the Company’s DSFA are subject to fluctuation based on changes to specified interest rates. If interest rates increase, the Company’s debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remain the same, and the Company’s net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. The Company does not currently hedge against interest rate risk, although it may do so from time to time in the future.

Foreign currency and foreign exchange

The Company receives revenue from operations in US dollars but incurs a portion of its operating expenses and costs in foreign currencies including Ghanaian Cedis, South African Rand, and Canadian dollars. Each of these currencies fluctuates in value and is subject to their own country’s political and economic conditions and the Company is therefore subject to fluctuations in the exchange rates between the US dollar and these currencies. These fluctuations could have a material effect on the Company’s future cash flow, business, results of operations, financial condition and share price and lead to higher construction, development and costs other than anticipated. The Company does not currently hedge against currency exchange risks, although it may do so from time to time in the future.

Credit rating downgrade

The Company’s debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in the Company’s credit ratings will generally affect the market value of the Company’s debt. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure of the Company’s debt. Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for the Company to obtain additional debt financing.

Taxation

The Company has operations and conducts business in a number of different jurisdictions and is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by the Company, which could adversely affect profitability. Taxes and other local laws and requirements may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy assets.

In addition, the Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results.

Repatriation of funds

Asanko expects to generate cash flow and profits at our foreign subsidiaries, and may need to repatriate funds from those subsidiaries to service indebtedness or fulfill the Company’s business plans, in particular in relation to ongoing expenditures at development assets. Asanko may not be able to repatriate funds, or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels, and such costs could be material.

Financial reporting risks

Inadequate controls over financial reporting

The Company assessed and tested, for its 2016 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing the effectiveness of the Company’s internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. Accordingly, the Company’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud.

Public company obligations

The Company’s business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of non-compliance, which could have an adverse effect on the Company’s stock price.

The Company is subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE American, the TSX, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the U.S. Congress, making compliance more difficult and uncertain.

Carrying value of assets

The carrying value of the Company’s assets is compared to internal estimates of their estimated fair value to assess how much value can be recovered based on current events and circumstances. The Company’s fair value estimates are based on numerous assumptions and are adjusted from time to time and the actual fair value, which also varies over time, could be significantly different than these estimates.

If there are no mitigating valuation factors and the Company does not achieve its valuation assumptions, or it experiences a decline in the fair value of our reporting units, it could result in an impairment charge, which could have an adverse effect on the Company.

Change in reporting standards

Changes in accounting or financial reporting standards may have an adverse effect on the Company’s financial condition and results of operations in the future.

Corporate risks

Insurance and Uninsured risks

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the Company’s past insurance losses and records and general market conditions. Available insurance does not cover all of the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, insurance coverage may not be available in the future or may not be adequate to cover any resulting loss, and the ability to claim under existing policies may be contested. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. As a result, the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and/or results of operations.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties, including governments and its workforce, in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price, failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at its mine sites. The results and costs of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

In the event of a dispute involving the foreign operations of the Company, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company’s ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments from foreign courts could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Reputational risk

Damage to Asanko’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although Asanko believes that it operates in a manner that is respectful to all stakeholders and takes care in protecting its image and reputation, it does not have control over how it is perceived by others. Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations, financial condition and share price.

Acquisitions

The Company may pursue the acquisition or disposition of producing, development or advanced stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, and may be unsuccessful. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, obtain necessary regulatory approvals and integrate the acquired operations successfully with those of the Company. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographical, political, operational, financial and geological risks. For example:

•	there may be a significant change in commodity prices after the Company has committed to complete an acquisition and established the purchase price or share exchange ratio;

•	a material ore body may prove to be below expectations;

•

the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies, maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization;

•	the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, suppliers and contractor; and

•	the acquired business or assets may have unknown liabilities which may be significant.

Competitors

The Company competes with other mining companies and individuals for mining interests on attractive exploration properties and the acquisition of mining assets, including competitors with greater financial, technical or other resources. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or of even making such acquisitions on terms acceptable to the Company. There can be no assurance that the Company will be able to compete successfully with its competitors in acquiring such properties and assets.

Information systems security threats

The Company is reliant on the continuous and uninterrupted operation of its IT systems. User access and security of all IT systems can be critical elements to the operations of the Company. Protection against cyber security incidents, cloud security and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs.

If any of the foregoing events, or other risk factor events not described herein occur, our business, financial condition or results of operations could suffer. In that event, the market price of our securities would likely, absent positive catalysts, decline and investors could lose part or all of their investment.

Other risks and uncertainties

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all risks faced by the Company. Additional risks and uncertainties not presently known to the Company or that management currently consider immaterial may also impair our business, operations and future prospects. If any of the following risks actually occur, the Company’s business may be harmed and the Company’s financial condition and results of operations may suffer significantly.

DIVIDENDS AND DISTRIBUTIONS

Asanko has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation. Asanko currently expects to retain any potential future earnings to finance growth and expand its operations and does not anticipate paying any dividends on its Common Shares in the foreseeable future. Subject to the Business Corporations Act (British Columbia) (the “BCBCA”), the actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of Asanko’s board of directors from time to time based upon, among other factors, the Company’s cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration, and such other considerations as the board of directors in its discretion may consider or deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Asanko’s authorized capital consists of an unlimited number of Common Shares without par value. At December 31, 2017, there were 203,449,957 Common Shares issued and outstanding. As at March 13, 2018, there were 203,449,957 shares issued and outstanding.

Each Common Share entitles the holder to one vote at all meetings of the Company’s shareholders. The holders of the Company’s Common Shares are entitled to receive during each year, as and when declared by the Board of Directors, dividends payable in money, property or by the issue of fully-paid Common Shares of Asanko. If the Company is dissolved, wound-up, whether voluntary or involuntary, or there is a distribution of Asanko’s assets among shareholders for the purpose of winding-up its affairs, the holders of the Company’s Common Shares are entitled to receive Asanko’s remaining property.

Constraints

There are no constraints imposed on the ownership of the Common Shares by corporate law. There are certain Government review requirements regarding foreign investment in Canadian companies which are not expected to be relevant to Asanko shareholders.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares trade on the TSX and NYSE American under the symbol “AKG”.

The following table sets out the low and high sale prices and the aggregate volume of trading of the Company’s Common Shares on the TSX for the months indicated (Canadian Dollars) and NYSE American for the months indicated (US Dollars).

	TSX Price Range
Month	High (C$)	Low (C$)	Total Volume
January 2017	5.07	4.09	23,379,574
February 2017	5.02	3.48	30,292,247
March 2017	3.79	3.01	40,707,508
April 2017	3.75	3.0	21,852,128
May 2017	3.38	2.19	23,933,017
June 2017	2.52	1.75	59,339,134
July 2017	2.09	1.52	19,709,017
August 2017	1.59	0.99	22,721,394
September 2017	1.57	1.17	13,238,354
October 2017	1.30	1.15	5,225,357
November 2017	1.45	0.78	30,929,142
December 2017	0.92	0.55	24,945,786
January 2018	1.28	0.81	19,974,100
February 2018	1.30	0.93	8,458,000
March 1 to 12, 2018	1.21	0.96	2,503,500

	NYSE MKT Price Range
Month	High ($)	Low ($)	Total Volume
January 2017	3.90	3.04	16,634,764
February 2017	3.86	2.62	24,386,715
March 2017	2.84	2.23	52,752,213
April 2017	2.83	2.20	34,864,606
May 2017	2.47	1.28	59,236,683
June 2017	1.87	1.30	109,737,062
July 2017	1.66	1.21	36,092,890
August 2017	1.27	0.78	39,083,091
September 2017	1.28	0.94	17,809,137
October 2017	1.05	0.93	10,769,764
November 2017	1.14	0.61	25,291,230
December 2017	0.74	0.43	39,774,121
January 2018	1.05	0.65	33,710,800
February 2018	1.04	0.95	15,684,000
March 1 to 12, 2018	0.94	0.74	8,074,110

PRIOR SALES

From January 1, 2017 to December 31, 2017 the Company issued the following securities:

	Average Price per
	Security/Average
	Exercise Price per
Date	Security (C$ unless
Common Shares	otherwise indicated)	Number of Securities
Issued pursuant to exercise of options
January 10, 2017	C$2.00	161,250
January 11, 2017	C$2.12	150,000
January 16, 2017	C$2.20	346,250
January 17, 2017	C$1.98	100,000
January 18, 2017	C$4.18	72,500
January 19, 2017	C$2.11	79,500
January 23, 2017	C$3.64	340,000
January 24, 2017	C$4.59	150,000
February 15, 2017	C$2.08	50,000
April 11, 2017	C$1.98	1,250
April 12, 2017	C$2.08	150,000
April 24, 2017	C$1.98	20,000

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company from January 1, 2017 to December 31, 2017.

			Exercise or conversion price
		Number of Common Shares	per Common Share
		issuable upon exercise or	(C$ unless otherwise
Date	Type of Security Issued	conversion	indicated)
February 27, 2017	Stock Options	2,884,000	C$3.98
April 24, 2017	Stock Options	85,000	C$3.31
May 10, 2017	Stock Options	30,000	C$3.00
August 10, 2017	Stock Options	325,000	C$1.11
November 2, 2017	Stock Options	50,000	C$1.32

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out the names, province or state and country of residence, positions with or offices held with the Company, and principal occupation for the past five years of each of Asanko’s directors and executive officers, as well as the period during which each has been a director of the Company.

The term of office of each director of Asanko expires at the annual general meeting of shareholders each year.

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years (1)	Director or Officer Since(2)
COLIN STEYN Chairman, Director London, UK	Retired businessman, formerly involved in managing public companies, Director of the Company; past Chief Executive Officer of LionOre Mining International, Ltd; past Director of Mantra Resources Ltd; Past Non-Executive Chairman of Coalspur Mines Ltd; past Director of Mirabela Nickel Limited (“Mirabela”);	October 15, 2012
MARCEL DE GROOT(3)(4) Director British Columbia, Canada	Independent consultant involved in managing public companies, Director of the Company; Director of Equinox Gold Corp.; past Chairman and Director of Luna Gold Corp.; Past Director of Northern Dynasty Minerals Ltd., Sandstorm Metals & Energy Ltd., Underworld Resources Inc., Esperanza Resources, Premier Royalty, Lowell Copper and Anthem United.	October 1, 2009
WILLIAM SMART (4)(5) Director London, UK	Businessman involved in managing public companies, Director of the Company; past Director of Mantra Resources Ltd; past Director of Coalspur Mines Ltd.	November 11, 2015
GORDON J. FRETWELL(3)(4) Director British Columbia, Canada	Lawyer, Director of the Company; Director of Auryn Resources Inc., Coro Resources Corp and Quartz Mountain Resource Ltd.; past Directors of Northern Dynasty Minerals Ltd., Curis Resources Ltd., Benton Resources Corp., Lignol Energy Corp. (“Lignol”), and Pine Valley Mining Corporation (“Pine Valley”).	February 24, 2004
MICHAEL PRICE(3)(5) Director London, UK	Mining finance consultant and advisor, Director of the Company; Director of Eldorado Gold. Corporation; past Director of Buffalo Coal Corporation and Q Resources plc (“Q Resources”).	February 6, 2013
PETER BREESE(5)(6) Chief Executive Officer, President and Director Gauteng, South Africa	Businessman involved in managing public companies, Chief Executive Officer, President and Director of the Company; past Chief Executive Officer, President and Director of Mantra Resources Limited; past Director of Rockridge Capital Corp. and Coalspur Mines Limited.	October 15, 2012

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years (1)	Director or Officer Since(2)
SHAWN WALLACE Director British Columbia, Canada	Businessman involved in managing public companies, Director of the Company; Past Executive Chairman and Chief Executive Officer of the Company; Chief Executive Officer, President and Director of Auryn Resources Inc.; Director of Stratton Resources Inc; past Chairman and Director of Cayden Resources Inc.; past Director of Full Metal Minerals Inc.	March 3, 2010
FAUSTO DI TRAPANI(6) Chief Financial Officer and Corporate Secretary British Columbia, Canada	Chief Financial Officer of the Company; joined Asanko in 2012 as Executive: Finance. Previously Mr. Di Trapani held senior financial management roles at Mantra Resources Limited, Norilsk Nickel International and BHP Billiton.	January 11, 2017

Notes:

(1)	The information as to province of residence and principal occupation, is not within the knowledge of the Company, and has been individually provided by the respective directors and officers.
(2)	Each of the Company’s directors serve until the next annual general meeting of shareholders or until a successor is elected or appointed. The Company’s officers serve at the determination of the Company’s board of directors.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation, Nominating and Governance Committee.
(5)	Member of the Safety, Health, Environment & Communities Committee.
(6)	Member of the Disclosure Committee.

As of the date of this AIF, the directors and executive officers of the Company, as a group, own beneficially, directly or indirectly, or exercise control or direction over 4,128,522 common shares representing approximately 2.0% of the issued and outstanding common shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within ten (10) years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Steyn was a director of Mirabela from October 2009 until January 11, 2014. On February 25, 2014, Mirabela announced that it had entered into a legally binding plan support agreement (“PSA”) which established a framework for a proposed recapitalization of Mirabela, subject to certain terms and conditions. Mirabela also announced the appointment of Messrs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators. Under the PSA the recapitalization was effected through a recapitalization and restructuring plan, implemented through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange has been suspended since October 9, 2013.

In addition, none of the individuals named above has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

Conflicts of Interest

Directors and officers of Asanko are also directors, officers and/or promoters of other reporting and non-reporting issuers, which raises the possibility of future conflicts in connection with property opportunities which they may become aware of and have a duty to disclose to more than the issuer on whose board they serve. This type of conflict is common in the junior resource exploration industry and is not considered an unusual risk. Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as set forth below, there are no legal proceedings to which the Company is a party or, to the best of the Company’s knowledge, to which any of the Company’s properties may be affected.

Legal Proceedings

Godbri Datano Claim

During September 2012, Godbri Mining Limited (“Godbri”), a private Ghanaian company, lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, that the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited (“Midras”) and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defence on November 12, 2012. Godbri subsequently amended its claim in January 2013 and in March 2013, after which both the Company and Adansi Ghana filed further defences. The matter is currently awaiting trial but the Company considers the claim made by Godbri to be spurious and without any merit. Godbri has taken no further steps in the suit since June 2013.

Regulatory Actions

There are no regulatory actions to which the Company is currently subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best knowledge of Asanko’s management, no (a) director or executive officer of the Company; (b) person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities; or (c) an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b), had any material interest, direct or indirect, in any transaction since the Company’s incorporation or during the current financial year. Insiders of the Company participated in the 2015 bought deal offering but on the same terms as all other investors.

TRANSFER AGENT AND REGISTRAR

Asanko’s registrar and transfer agent for its Common Shares is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The following are the material contracts to which the Company or its subsidiaries are a party to as of the date of this AIF, which currently can reasonably be regarded as material to a security holder of the Company, copies of which have been filed at www.sedar.com as required under section 12.2 of National Instrument 51-102 Continuous Disclosure Requirements:

•	The two agreements comprising the DSFA, a redacted copy of each was SEDAR filed, on February 5, 2015;

•

Shareholders Rights Plan Agreement (“Rights Plan”) between the Company and Computershare Investor Services Inc., as Rights Agent, dated as of May 24, 2016, which Rights Plan will expire at the termination of the annual general meeting of the Company held in 2019; and

•

The two agreements, dated as of October 20, 2015 and December 16, 2015, comprising the senior facilities agreement (Construction and Operations), a redacted copy of each was SEDAR filed, on March 15, 2016.

INTERESTS OF EXPERTS

Names of Experts

1.	The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)	Charles J. Muller, B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd., Johannesburg, South Africa;
(b)	Malcolm Titley, BSc (Geology and Chemistry), MAIG, MAusIMM, CSA Global Principal Geologist;

(c)	Phil Bentley, PR.Sci.Nat, FGSSA, MSc, MSc (Minex), Geology and former Resources Executive for Asanko;
(d)	Thomas Obiri-Yeboah, B.Sc Eng (Mining), Pr Eng;
(e)	Glenn Bezuidenhout, National Diploma (Extractive Metallurgy), FSIAMM;
(f)	David Morgan, M.Sc. Eng (Civil), CP Eng;
(g)	Doug Heher, B.Sc Eng (Mechanical), Pr Eng.;
(h)	Godknows Njowa, M.Sc Eng (Mining), PrEng.
(i)	Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng.)

2.	KPMG Chartered Professional Accountants, of Vancouver, British Columbia, has prepared the Auditor’s Report with respect to the consolidated financial statements of Asanko for the financial years ended December 31, 2017 and 2016.

Interests of Experts

To the Company's knowledge, Messrs. Muller, Titley, Bentley, Obiri-Yeboah, Bezuidenhout, Morgan, Heher, Njowa and Fourie do not hold, directly or indirectly, any of the Company's issued and outstanding Common Shares.

The aforementioned persons have not received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of the Asanko 12/17 DFS. Other than Mr. Fourie, who is currently employed by Asanko, none of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

KPMG LLP, our independent auditors, has audited our consolidated financial statements for the years ended December 31, 2017 and 2016. As at the date hereof, KPMG LLP has confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

ADDITIONAL INFORMATION

Additional Information

Additional financial information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of Asanko’s securities, and securities authorized for issuance under equity compensation plans, is contained in the 2017 shareholders meeting Management Information Circular.

Additional financial information is provided in Asanko’s financial statements and related MD&A for the year ended December 31, 2017.

Controls and Procedures

Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that, as of December 31, 2017, such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

Management’s Report on Internal Control over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, the Company’s internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Audit Committee, Code of Ethics, Accountant Fees and Exemptions

Audit Committee Charter

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.

The Company’s audit committee charter can be viewed on the Company’s website at https://www.asanko.com/Governance/Governance-Documents/default.aspx.

Composition of Audit Committee

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803(B)(2) of the NYSE American Company Guide. The Company’s Audit Committee is comprised of the following three directors that the Board of Directors have determined are independent as determined under each of National Instrument 52-110 Audit Committees, Rule 10A-3 of the Exchange Act and Section 803(A) of the NYSE American Company Guide: Marcel de Groot (Chairman), Gordon Fretwell and Michael Price. Each of Messrs. de Groot, Fretwell and Price is financially literate within the meaning of National Instrument 52-110 Audit Committees and is able to read and understand fundamental financial statements, including a Company’s balance sheet, income statement, and cash flow statement as required under Section 803(B)(2)(iii) of the NYSE American Company Guide.

Relevant Education and Experience

Set out below is a brief description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

Marcel de Groot is a Chartered Accountant and a founder and President of Pathway Capital Ltd., a Vancouver based private venture capital corporation. Pathway Capital Ltd, formed in 2004, invests in and provides strategic support to early stage private and public companies. He is currently a director of Equinox Gold Corp.

Gordon Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Michael Price has been a Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006 and has over 30 years’ experience in Mining and Investment banking. He has BSc and PhD degrees in mining engineering from University College Cardiff. Mr. Price also holds a Mine Manager’s Certificate of Competency (Coal Mines, South Africa) and professional engineering qualifications MIMMM and Eur Ing (FEANI).

Such education and experience provide each member with:

•	an understanding of the accounting principles used by the Company to prepare its financial statements;
•	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;
•

experience analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; and

•	an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and non-audit-related services.

Audit Fees

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

Nature of Services	Fees Paid to Auditor for Year Ended December 31, 2017	Fees Paid to Auditor for Year Ended December 31, 2016
Audit Fees(1)	C$768,049	C$675,147
Tax Fees(2)	Nil	Nil
All Other Fees(3)	Nil	Nil
Total	C$768,049	C$675,147

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. The audit fees increased year of year due to the Company reaching commercial production in 2016 and resulting in additional audit work.
(2)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(3)	“All Other Fees” include all other non-audit services.